Exhibit 99.1
NOTICE
of Annual General
and Special Meeting of the
Shareholders of Cascades Inc.
MANAGEMENT
PROXY CIRCULAR

Notice of Annual General
and Special Meeting of the
Shareholders of Cascades Inc.
TO THE SHAREHOLDERS OF CASCADES INC.
Notice is hereby given that the Annual General and Special Meeting of the Shareholders (the “meeting”) of Cascades Inc. (the “Company or Corporation or Cascades”) will be held on Thursday, May 12, 2011 at the Loft Hotel at 314 Sherbrooke Street East, Montreal, Quebec, at 11:00 a.m. for the following purposes:
1.	To receive the consolidated financial statements of the Corporation for the fiscal year ended December 31, 2010, and the Auditors’ report thereon;

2.	To elect the Directors of the Corporation for the ensuing year;

3.	To appoint the Auditors of the Corporation for the ensuing year and authorize the Directors to determine their remuneration;

4.	to consider and, if deemed advisable, to pass a special resolution (the “Special Resolution”) for the purpose of amending the articles of the Corporation, proposed as follows, all as more particularly described in the accompanying Management Proxy Circular of the Corporation:

“BE IT RESOLVED AS A SPECIAL RESOLUTION OF THE SHAREHOLDERS:

THAT the articles of incorporation of the Corporation be amended to include provisions to the effect that: (i) the board of directors may, at its discretion, appoint one (1) or more directors, who shall hold office for a term expiring no later that the close of the next annual meeting of shareholders following their appointment, but the total number of directors so appointed may not exceed one-third (1/3) of the number of directors elected at the annual meeting of shareholders preceding their appointment; and (ii) a meeting of shareholders may be held outside of the province of Québec; and THAT any director or officer of the Corporation be authorized to execute and deliver Articles of Amendment under the Business Corporations Act (Québec) and to take any action as may be necessary or desirable to carry out the terms of this special resolution”;

5.	to consider and, if deemed advisable, to pass an ordinary resolution (the “By-Laws Resolution”) approving and ratifying the amendments to the Corporation’s By-Laws proposed in connection with the entering into force of the new Business Corporations Act (Québec), all as more particularly described in the accompanying Management Proxy Circular of the Corporation; and

6.	To transact such other business as may properly be brought before the meeting or any adjournment thereof.
You will find enclosed herewith a copy of the Management Proxy Circular. Shareholders who are unable to attend the meeting in person are requested to complete, date, sign and deliver the enclosed proxy form to Computershare Investor Services Inc., no later than on Wednesday, May 11, 2011 at 5:00 p.m. in the envelope provided for that purpose.
Kingsey Falls, Québec, March 17, 2011.
By Order of the Board,

(s) Robert F. Hall

Robert F. Hall
Vice-President, Legal Affairs
and Corporate Secretary

Letter to Shareholders
Dear shareholders,
On behalf of Cascades’ Board of Directors, management and employees, it is with great pleasure that we welcome you this year to the Loft Hotel in downtown Montreal on the occasion of our annual general and special meeting of shareholders. This quite unique building is one of the city’s enduring Art Deco landmarks. From its “green-friendly” furniture to its energy efficiency practices to its recycling policies, the Loft Hotel is taking steps to be progressive in this area.
The items of business are described in the accompanying Notice of Annual General and Special Meeting and Management Proxy Circular.
I would like to take this opportunity to recognize Mr. André Desaulniers who will not be standing for re-election at the annual general and special meeting. A financier, well known in the business community and a long time friend, Mr. Desaulniers’ commitment as a Company director spans almost thirty years. We wish to thank him warmly for his judicious counsel, his devotion and his contribution to the Company’s success.
At the meeting, you will have the opportunity to hear Cascades’ senior management discuss the highlights of our performance in 2010 and you will be informed of our plans for the future.
We invite you to read our 2010 Annual Report and Management Proxy Circular and to exercise the power of your proxy by voting your shares.
Yours sincerely,

(s) Laurent Lemaire

Laurent Lemaire
Chairman of the Board

PART 1
Voting information
This Management Proxy Circular (the “circular”) is for the solicitation of proxies by the Management of Cascades Inc. (the “Company, Corporation or Cascades”), to be used at the Annual General Special Meeting of Shareholders of the Corporation or any adjournment thereof (the “meeting”) to be held at the time and place and for the purposes set forth in the foregoing Notice of the said meeting. Unless otherwise expressly indicated, the information herein contained is given as of March 17, 2011.
1.1 Solicitation of Proxies
Proxies in the enclosed form are solicited by the Board of Directors and the Management of the Corporation. The solicitation will be principally by mail and the cost of solicitation will be borne by the Corporation.
If you cannot attend the meeting in person, complete and return the enclosed form of proxy to the transfer agent, Computershare Investor Services Inc., in Montreal, in the envelope provided. Your proxy must be delivered to Computershare Investor Services Inc., at any time up to and including the last business day preceding the date of the meeting, or any adjournment thereof, as this will enable your vote to be recorded.
1.2 Appointment and Revocation of Proxies
The persons named in the enclosed proxy form are Directors and Officers of the Corporation. A shareholder has the right to appoint another person (who need not be a shareholder of the Company) to represent him or her at the meeting either by inserting the name of his or her chosen proxy in the blank space provided in the proxy form or by completing another appropriate proxy form.
A shareholder who has given a proxy may revoke it at any time prior to its use, by means of an instrument in writing executed by the shareholder or by his or her attorney authorized in writing or, if the shareholder is a corporation, by a duly authorized officer or attorney thereof.
1.3 Voting of Proxies
The persons named in the enclosed form of proxy will vote or withhold from voting the shares in respect of which they are appointed in accordance with the direction of the shareholder appointing them or, in the absence of such direction, as indicated in the form of proxy. In the absence of such direction, said voting rights will be exercised IN FAVOUR of the election of each of the twelve (12) nominees whose names appear herein under the heading “ELECTION OF DIRECTORS”, IN FAVOUR of the appointment of the firm of PricewaterhouseCoopers LLP/ s.r.l./ s.e.n.c.r.l., chartered accountants, as Auditors, in accordance with the terms and conditions set out under the heading “APPOINTMENT OF AUDITORS”, and IN FAVOUR of a special resolution amending the articles of the Corporation, all as particularly described in this Circular and IN FAVOUR of the By-Laws Resolution approving and ratifying the amendments to the Corporation’s By-Laws, all as particularly described in this Circular.
The enclosed form of proxy confers discretionary authority on the persons named therein with respect to amendments or variations to matters identified in the Notice of meeting and to other matters which may properly come before the meeting (or any adjournment thereof). As of the date of this circular, Management of the Corporation knows of no such amendment, variation or other matter expected to come before the meeting.
1.4 Record Date and Voting Shares
Holders of Common Shares of the Corporation who are included in the list of shareholders registered at the close of business on March 17, 2011, shall have the right to vote at the meeting or at any adjournment thereof, except if a shareholder has transferred the ownership of any of his shares after the Record Date and the transferee of those shares produces properly endorsed share certificates or otherwise establishes that he owns the shares and demands no later than ten (10) days before the meeting, that his name be included in the list of shareholders having the right to vote at the meeting, in which case the transferee shall be entitled to vote his shares at the meeting. Each Common Share is entitled to one vote with respect to the matters pertaining to the meeting.
The Corporation is authorized to issue an unlimited number of Common Shares. As at March 17, 2011, 96,648,365 Shares were issued and outstanding. If two or more persons holding shares jointly are present, in person or by proxy, at the meeting, they shall vote as one on the shares jointly held by them.

1.5 Non-Registered Holders
The information set forth in this section is important to the many shareholders who do not hold their Common Shares of the Corporation in their own names (the “Non-Registered Holders”). Non-Registered Holders should note that only proxies deposited by shareholders whose names appear on the records of the Corporation as the registered holders of Common Shares can be recognized and acted upon at the meeting. However, in many cases, Common Shares of the Corporation beneficially owned by a Non-Registered Holder are registered either:
1.	in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the Common Shares, such as, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans; or

2.	in the name of a clearing agency (such as The Canadian Depository for Securities Limited, or “CDS”), of which the Intermediary is a participant.
In accordance with the requirements of National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer, (“National Instrument 54-101”) of the Canadian Securities Administrators, the Corporation has distributed copies of the Notice of meeting, this Management Proxy Circular, the form of proxy, the Financial Statements including Management’s discussion and analysis (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.
Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive the Meeting Materials will either:
1.	be given a proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature) which is completed as to the number of Common Shares beneficially owned by the Non-Registered Holder but which is otherwise uncompleted. This form of proxy need not be signed by the Non-Registered Holder. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deposit it with Computershare Investor Services Inc., as described above;

2.	more typically, be given a voting instruction form, which must be completed and signed by the Non-Registered Holder in accordance with the directions on the voting instruction form.
The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solution, Inc. (“Broadridge”). Broadridge typically mails a proxy form to the Non-Registered Holders and asks such Non-Registered Holders to return such proxy form to Broadridge (the Broadridge form also allows completion of the voting instructions form by telephone or by internet. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at a shareholders’ meeting. A Non-Registered Holder receiving a proxy form from Broadridge cannot use that proxy to vote Common Shares directly at the meeting, the proxy must be returned to Broadridge well in advance of the meeting in order to have the Common Shares voted.
Common Shares held by brokers or their agents or nominees can be voted for or against resolutions only upon the instructions of the Non-Registered Holder. Without specific instructions, brokers and their agents and nominees are prohibited from voting Common Shares for the broker’s clients.
The purpose of these procedures is to permit Non-Registered Holders to direct the voting of the Common Shares they beneficially own. Should a Non-Registered Holder who receives either a proxy or a voting instruction form wish to attend and vote at the meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should strike out the names of the persons named in the proxy and insert the Non-Registered Holder’s (or such other person’s) name in the blank space provided, or, in the case of a voting instruction form, follow the corresponding directions on the form. In either case, Non Registered Holders should carefully follow the instructions of their Intermediaries and their service companies and ensure that instructions respecting the voting of their Common Shares are communicated to the appropriate person.
1.6 Principal Holders
On March 17, 2011, no person, to the knowledge of the Directors and Officers of the Corporation, beneficially owned, directly or indirectly, voting securities carrying more than 10% of the voting rights attached to all voting securities, with the exception of the following persons:

	Name of	Amount and Nature		Percentage
Security Class	Beneficial Owner	of Ownership		of Class
Common Shares	Bernard Lemaire	13,714,159	(1)(2)	14.19%
Common Shares	Laurent Lemaire	11,668,813	(1)(2)	12.07%

(1)	Held personally or through a wholly-owned holding company.

(2)	These amounts do not include the 500,000 shares that Bernard and Laurent Lemaire each transferred to La Fondation de la Famille Lemaire, reserving their voting rights related thereto.

PART 2
Business of the meeting
2.1 Financial Statements
The audited consolidated financial statements for the year ended December 31, 2010 and report of the auditors thereon are included in the Corporation’s 2010 annual report. No vote is required on this matter.
2.2 Election of Directors
2.2.1 Board Nominees
For each of the twelve (12) nominees proposed by Management for election as directors of the Corporation, the following table sets out their name and place of residence, their principal occupation, the year in which they first became a director of the Corporation, the number of Common Shares of the Corporation beneficially owned directly or indirectly by each of them or over which they exercise control, the number of deferred share units they hold, if the nominee sits on Boards of Directors and committees of other public companies and membership on the committees of the Board of Directors of the Corporation (the “Board”). Each nominee is well qualified to serve on the Board of the Company. The size of the Board is appropriate to be effective and its composition fosters a diversity of views. The information related to the number of shares beneficially owned or over which they exercise control was provided by the respective nominees. Directors will hold office until the next succeeding Annual General Meeting of Shareholders of the Corporation or until their successors are elected or appointed. As indicated on the attached Form of Proxy, and in accordance with best practices, shareholders may vote individually for each of the nominees named below as directors of the Corporation.
The persons named as proxies in the enclosed form of proxy intend to vote the shares represented by such proxy IN FAVOUR of each of the nominees proposed by Management, unless the shareholder granting this proxy has indicated that the shares are to be voted otherwise or are not to be voted in respect of the election of directors. Management does not anticipate that any of the proposed nominees will be unable to act as a director. If such becomes the case for any reason whatsoever prior to the meeting, the persons named as proxies in the enclosed form of proxy reserve the right to vote at their discretion IN FAVOUR of other candidates.

Bernard Lemaire Executive Vice-Chairman of the Board Kingsey Falls (Québec) Canada Director since 1964 Non-Independent Common Shares: 13,714,159(1)
One of the founders of Cascades, Mr. Lemaire is Executive Vice-Chairman of the Board and has been a Director of the Corporation since 1964. He was President of the Company from its creation until 1992 and Chairman of the Board of Directors from 1992 to May 2008. Mr. Lemaire is also Executive Chairman of the Board of Directors of Boralex Inc., a major private electricity producer whose core business is the development and operation of power stations that generate renewable energy. He serves as a member of the Administrative Committee of both companies. Mr. Lemaire holds an Honorary Doctorate from the École des Hautes Études Commerciales — Montréal and an Honorary Doctorate in Business Administration from the University of Sherbrooke. He is an Officer of the Order of Canada and an Officer of the Ordre national of Québec as well as a Chevalier of the Ordre national of the Légion d’honneur of the French Republic.

Laurent Lemaire Chairman of the Board Warwick (Québec) Canada Director since 1964 Non-Independent Common Shares: 11,668,813(3)
One of the founders of Cascades, Mr. Lemaire is Chairman of the Board of Directors of the Corporation and a member of the Administrative Committee. He held the position of Executive Vice-Chairman of the Board of Directors from 2004 to May 2008 and was President and Chief Executive Officer of the Company from 1992 to 2004. He holds a Masters degree in Commerce and an Honorary Doctorate in Business Administration from the University of Sherbrooke. He is a member of the Board of Directors and of the Audit Committee of Junex Inc., a junior oil and gas exploration company. He also sits on the Board of Directors of Reno de Medici S.p.A., an Italian based public company, manufacturer of coated and recycled boxboard.

Alain Lemaire President and Chief Executive Officer Kingsey Falls (Québec) Canada Director since 1967 Non-Independent Common Shares: 4,905,500(4)
One of the founders of Cascades, Mr. Lemaire is President and Chief Executive Officer of the Corporation and a member of the Administrative Committee. He held the position of Executive Vice-President of the Company from 1992 to 2004 and was President and Chief Executive Officer of Norampac Inc., from 1998 to 2004. A former student of the Institut des pâtes et papiers of Trois-Rivières (Quebec), he holds an Honorary Doctorate in Business Administration from the University of Sherbrooke.

Martin P. Pelletier ENG.,Ph.D. Consultant Sillery (Québec) Canada Director since 1982 Non-Independent Common Shares: 68,054 Differed Share Units: 20,722
Mr. Pelletier, a chemical engineer, is a pulp and paper consultant. He held the position of Vice-President and Chief Operating Officer, Containerboard, of Norampac Inc., from 1997 to 2000 and was President and Chief Executive Officer of Rolland Inc. (now known as Cascades Fine Papers Group Inc.) from 2000 to 2002. He is the Chairman of the Environment, Health and Safety Committee. He sits on the Board of Directors of CO2 Solution, an innovator in the field of enzyme enabled carbon capture.

Paul R. Bannerman Chairman of the Board Etcan International Inc. Montréal (Québec) Canada Director since 1982 Non-Independent Common Shares: 661,844 Deferred Share Units: 20,722
Mr. Bannerman is the founder and Chairman of the Board of Directors of Etcan International Inc., a pulp and paper sales agency founded in 1978 which is active in the American, European and South American markets. Mr. Bannerman sits on the Board of Directors of a number of private companies and contributes personally and through his private foundation to the advancement of education, health, the arts, and community development. He is a graduate of McGill University in political science and economics and holds an M.B.A. from Harvard University.

Louis Garneau President, Louis Garneau Sports inc. Saint-Augustin-de-Desmaures (Québec) Canada Director since 1996 Independent(1) Common Shares: 5,018 Deferred share Units: 20,722
Mr. Garneau is President of Louis Garneau Sports Inc., a manufacturer and distributor of sports clothing and accessories throughout the world. He is a member of the Human Resources Committee. A former international cycle racer, Mr. Garneau participated in the 1984 Olympic Games in Los Angeles. He is a Chevalier de l’Ordre national of Québec and an Officer of the Order of Canada. In June 2007, he was awarded an Honorary Doctorate from the Faculty of Administration of the University of Ottawa. In 2008, he received the “Gloire de l’Escolle” medal as a former graduate having honored Université Laval due to the extent of his professional activities and his contribution to society.

Sylvie Lemaire Director of companies Otterburn Park (Québec) Canada Director since 1999 Non-Independent Common Shares: 532,287(5) Deferred Share Units: 20,722
Mrs. Lemaire is a director of companies. She sits on the Board of Directors of Fempro 1 Inc., a manufacturer of absorbent products. She also sits on the Board of Directors of the Cooperative des travailleurs actionnaire de Fempro 1 Inc. She has held production, research and development and general management positions. She has been co-owner of Dismed Inc., a distributor of medical products and Fempro Inc., where she held the position of President until 2007. She is a member of the Environment, Health and Safety Committee. Mrs. Lemaire holds the degree of Bachelor in Industrial Engineering from the Montreal École polytechnique.

Laurent Verreault Chairman of the Board and Chief Executive Officer, GLV Inc. Verdun (Québec) Canada Director since 2001 Independent(1) Common Shares: 98,570(6) Deferred Share Units: 20,722
Mr. Verreault is Chairman of the Board of Directors and Chief Executive Officer of GLV Inc., a manufacturer of engineered equipment. He sits on the Audit Committee and Human Resources Committee of the Corporation. He is a member of the Board of Directors and a member of the Human Resources Committee of TMX Group Inc.

Robert Chevrier President, Société de Gestion Roche Inc. Montréal, Québec, Canada Director since 2003 Independent(1) Common Shares: 5,000(7) Deferred Share Units: 20,722
Mr. Chevrier is President of Société de Gestion Roche Inc., a holding and investment company. He is the Chairman of the Audit Committee and acts as lead Director. He is a director and member of the Audit Committee and Chair of the Pension Fund Society of Bank of Montreal;, a member of the Board of Directors of Compagnie de Saint-Gobain, a company specializing in the production, processing and distribution of materials; director and Chair of the Human Resources Committee of CGI Group Inc., an IT and business process services provider; Chairman of the Board of Quincailleries Richelieu Ltée, a distributor, importer and manufacturer of specialty hardware. He has held the position of Chairman of the Board of Directors and President and Chief Executive Officer of Rexel Canada Inc. He is a graduate of Concordia University and a Fellow of the Canadian Institute of Chartered Accountants.

David McAusland Partner, McCarthy Tétrault S.E.N.R.C.L., s.r.l. Beaconsfield, Québec, Canada Director since 2003 Independent(1) Common Shares: 4,000 Deferred Share Units: 20,722
Mr. McAusland is a partner in the law firm of McCarthy Tétrault S.E.N.C.R.L.,s.r.l. From 1999 to February 2008, he held among others, the position of Executive Vice-President, Corporate Development and Chief Legal Officer of Alcan Inc., a large multinational industrial company. He is a member of the Corporate Governance and Nominating Committee and Chair of the Human Resources Committee. Mr. McAusland sits on the Boards of Directors of Cogeco Inc., and Cogeco Cable Inc., active in the communications sector where he is a member and Chair of the Corporate Governance Committee and a member of the Strategic Opportunities Committee of both these issuers. A Board member of Equinox Minerals Ltd., an international exploration and mine development company, he is a member of the compensation committee and Chair of the Corporate Governance and Nominating Committee. He sits on the Board of Directors of Khan Resources Inc., a uranium exploration and development company, where he is a member of the Audit, Finance and Compensation Committees. He is the Chairman of the Board of Directors of ATS Automation Tooling Systems, a leader in automation manufacturing solutions. In addition, he is a director of not-for-profit organizations such as Centraide of Greater Montreal and Chairman of the Board of the Fondation de l’École nationale du cirque.

James B. C. Doak President and Managing Director, Megantic Asset Management Inc. Toronto, Ontario, Canada Director since 2005 Independent(1) Common Shares: 10,000 Deferred Share Units: 20,722
An economist and chartered financial analyst, Mr. Doak is President and Managing Director of Megantic Asset Management Inc., a Toronto-based investment company, since 2002. Prior thereto, from 1997 to 2002, he held the position of President of Enterprise Capital Management Inc. He is a member of the Audit Committee and of the Corporate Governance and Nominating Committee. Mr. Doak is Chairman of the Board of Directors and a member of the Corporate Governance and Nominating Committee, the Compensation and the Audit and Finance Committees of Khan Resources Inc. a uranium exploration and development company. He is also a director and member of the Audit Committee of Purepoint Uranium Group Inc., an uranium exploration company. He is also a director and Chair of the Audit and Finance Committee of Eurocopter Canada Limited, a subsidiary of Eurocopter, a designer and manufacturer of civil helicopters. He holds a Diplôme d’études collégiales from McGill University and a B.A. in Economics from the University of Toronto.

Georges Kobrynsky
Senior Vice-President, Investments,
Forest Products Société générale de financement
du Québec Outremont (Québec) Canada

Director since 2005
Independent(1)
Common Shares: 0
Deferred Share Units: 0
Mr.Kobrynsky is a Director of companies. He is member of the Audit and Environment, Health and Safety Committees. He held the position of Senior Vice-President, Investments, Forest Products of the Société générale de financement du Québec from 2005 to 2010. Mr. Kobrynsky has also held for more than 30 years, various senior positions at Domtar Inc., including Senior Vice-President, Pulp and Paper Sales, Marketing and Customer Relations Group from 2001 to 2005 and Senior Vice-President, Communication Papers Division from 1995 to 2001. He sat on the Board of Directors of Norampac Inc., from 1998 to 2006. He also holds an M.B.A. from McGill University, a Bachelor’s degree in Forest Engineering from Université Laval and a Bachelor of Arts from the Université de Montréal. Mr. Kobrynsky sits on the Board of Directors of Supremex Inc., a Canadian manufacturer of stock and custom envelopes of which he is a member of the Audit Committee and Chair of the Compensation, Corporate Governance and Nominating Committee. He is a member of the Board of Fibrek Inc., a leading producer and marketer of premium virgin and recycled kraft market pulp where he is a member of the Governance and Human Resources Committees.

(1)	“Independent” refers to the standards of independence established under Section 1.2 of the Canadian Securities Administrators’ National Instrument 58-101.

(2)	Held directly or indirectly by Gestion Bernard Lemaire Inc. of which Mr. Bernard Lemaire is the sole voting shareholder.

This amount does not include the 500,000 shares transferred to La Fondation de la Famille Lemaire, reserving his voting rights related thereto.

(3)	Held directly or indirectly by Gestion Laurent Lemaire Inc., of which Laurent Lemaire is the sole voting shareholder. This amount does not include the 500,000 shares transferred to La Fondation de la Famille Lemaire, reserving his voting rights related thereto.

(4)	Held directly or indirectly by Gestion Alain Lemaire Inc., of which Alain Lemaire is the sole voting shareholder.

(5)	343,277 shares are held directly or indirectly by Tremer II Inc., a company in which Mrs. Lemaire holds a 50% shareholding.

(6)	Held directly or indirectly by 3033548 Nova Scotia Co., of which Laurent Verreault is the sole voting shareholder.

(7)	Held directly or indirectly by Société de Gestion Roche Inc., of which Mr. Chevrier is the sole voting shareholder.
2.2.2 Additional disclosure relating to Directors
To the best knowledge of the Corporation, no proposed nominee to the Board of Directors is, as at March 17, 2011,or has been, within 10 years before the date hereof; (a) subject to a cease trade order, an order similar to a cease trade order or an order that denied a company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer of that company; (b) subject to a cease trade order, an order similar to a cease trade order or an order that denied a company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer of that company and which resulted from an event that occurred while that person was acting in such capacity; (c) a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (d) became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or became subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold his assets. Furthermore, to the knowledge of the Corporation, no proposed nominee to the Board of Directors has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable shareholder in deciding whether or not to vote for a proposed nominee to the Board of Directors.
2.2.3 Board Interlocks
The Board of Directors has reviewed the membership of the proposed nominees to the Corporation’s Board of Directors on the boards of other public companies and has determined that only the following nominees sit on the same Board of Directors: Messrs. David McAusland and James B.C. Doak are members of the Board of Directors of Khan Resources Inc., a uranium and exploration development company.
2.2.4 Directors attendance record to Board of Directors and Board Committee meetings
In general, for the financial year ended December 31, 2010, the total attendance record of directors at meetings was 95% for Board meetings, 95% for Audit Committee meetings, 100% for Corporate Governance and Nominating Committee meetings, 100% for Human Resources Committee meetings and 100% for Environment, Health and Safety Committee meetings.

The following table sets forth the number of Board meetings and Committee meetings attended by each director.

Corporate
			Governance		Environment,
	Board of		and Nominating	Human Resources	Health and Safety
	Directors	Audit Committee	Committee	Committee	Committee
Director	(9 meetings)	(5 meetings)	(3 meetings)	(2 meetings)	(4 meetings)
Bernard Lemaire	8 on 9 (89%)	—	—	—	—
Laurent Lemaire	8 on 9 (89%)	—	—	—	—
Alain Lemaire	9 on 9 (100%)	—	—	—	—
Martin P. Pelletier	9 on 9 (100%)	—	—	—	4 on 4 (100%)
Paul R. Bannerman	9 on 9 (100%)	—	—	—	—
André Desaulniers	8 on 9 (89%)	3 on 3 (100%)	3 on 3 (100%)	—	—
Louis Garneau	9 on 9 (100%)	—	—	2 on 2 (100%)	—
Sylvie Lemaire	8 on 9 (89%)	—	—	—	4 on 4 (100%)
Laurent Verreault	9 on 9 (100%)	5 on 5 (100%)	—	2 on 2 (100%)	—
Robert Chevrier	8 on 9 (89%)	5 on 5 (100%)	—	—	—
David McAusland	9 on 9 (100%)	—	3 on 3 (100%)	—	—
James B.C. Doak	7 on 9 (78%)	4 on 5 (80%)	3 on 3 (100%)	—	—
Georges Kobrynsky	5 on 5 (100%)	2 on 2 (100%)	—	—	—
2.3 Appointment of Auditors
The persons named as proxies in the enclosed form of proxy intend to vote the shares represented by such proxy IN FAVOUR of the appointment of PricewaterhouseCoopers LLP/ s.r.l./ s.e.n.c.r.l., chartered accountants, as Auditors of the Corporation, to hold office until the next Annual General Meeting of Shareholders, and to authorize the Board of Directors to determine their remuneration unless the shareholder granting the proxy has indicated that the shares are to be voted otherwise.
2.3.1 Auditors’ Fees
The following table presents, by category, the fees incurred and paid to PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l., chartered accountants, in Canadian dollars in the past two fiscal years for various services provided to the Corporation and its subsidiaries:

	Fees
	December	December
Services	31, 2009	31, 2010
Audit Fees(1)	$2,111,019	$2,010,910
Audit-Related Fees(2)	$766,136	$899,084
Tax Fees(3)	$446,454	$278,969
Other Fees(4)	N/A	N/A
Total	$3,323,609	$3,188,963

(1)	Professional services provided in connection with statutory and regulatory filings and audit of the annual financial statements of the Company.

(2)	Professional services provided in connection with auditing as well as consultations on accounting and regulatory matters.

(3)	Professional services mainly for compliance to Income Tax laws.

(4)	Various other services.
2.3.2 Policies and procedures for the engagement of audit and non-audit services
The Company’s Audit Committee (the “Committee”) has adopted a Pre-approval Policy and Procedures for services provided by the external auditor (the “Policy”) that sets forth the procedures and the conditions pursuant to which permissible services proposed to be performed by the external auditors are pre-approved. Under the terms of the Policy, services that involve annual fees of less than $35,000 are pre-approved. The Committee has delegated to the Chairman of the Committee pre-approval authority for any services not previously approved by the Committee that involve the payment of unbudgeted fees in excess of $35,000 up to a maximum of $50,000. Services that involve fees of more than $50,000 require pre-approval of all the members of the Committee.

PART 3
Information on compensation
3.1 Compensation of Executive Officers
This section is intended to provide shareholders of the Corporation with a description of the policies and programs regarding compensation of the named executive officers (collectively the “Named Executive Officers”) for the financial year ended December 31, 2010. The Named Executive Officers are the President and Chief Executive Officer, the Vice-President and Chief Financial Officer, the Chairman of the Board, the President and Chief Executive Officer of Norampac, a division of Cascades Canada Inc. (“Norampac”) and the President and Chief Operating Officer of Dopaco, Inc. Although this section essentially describes the compensation policies and programs for the Named Executive Officers, these programs also apply to the Corporation’s other management staff. Unless otherwise indicated, the information contained herein is as at December 31, 2010.
3.1.1 Compensation Policy
The compensation of the Named Executive Officers is based upon the Company’s compensation policy and the recommendations of the Human Resources Committee, (the “Committee”) which is composed solely of independent directors, namely messrs. David McAusland (Chair), Louis Garneau and Laurent Verreault. None of the members of the Committee is or has been indebted to the Company or any of its subsidiaries or has or has had an interest in a material transaction involving the Company. None of the members of the Committee is or has been an officer, employee or executive of the Company.
The Corporation’s policy is designed to offer global competitive compensation to allow the Corporation to: i) recruit and retain highly qualified employees; ii) to recognize and encourage individual contribution to the Corporation’s results; and iii) to reward individual and collective performance. The Corporation’s compensation policy establishes compensation levels which take into account the role of the incumbent and the inherent responsibilities of the position. Total compensation of Executive Officers is comprised of the following principal components: one fixed which is the base salary and one variable which includes a short term incentive program (profit sharing program) which is tied to the financial performance of the Corporation and its business units and a long-term incentive plan (Stock Option Plan). With respect to Executive Officers, in particular, the compensation policy is designed to optimize profitability. It is with this in mind that Cascades has always favoured a decentralized structure where each business unit is a profit center on to itself with its own balance sheet and statement of earnings and where officers are compensated based on the profitability of the business units they manage. As well, in the case of the Named Executive Officers, the variable component is superior to the fixed compensation.
3.1.2 Determining compensation
The Committee’s mandate, amongst others, is to review and make recommendations to the Board of Directors (the “Board”) with respect to the annual compensation for the President and Chief Executive Officer. The Committee reviews and makes recommendations to the Board with respect to the annual compensation to members of senior management, taking into account the President and Chief Executive Officer’s recommendations, all in accordance with the compensation policy. The Committee reviews annually and as required, the salary structure as well as the global compensation including salaries and compensation incentive plans and, if appropriate, makes recommendations to the Board. It assesses the performance of the Chief Executive Officer and members of senior management and submits its recommendations to the Board, if necessary. The Committee reviews practices put in place by the Corporation relating to recruitment, training, development, and succession of senior management and submits its recommendations to the Board on the appointment of the Chief Executive Officer and other senior executives. It reviews and makes recommendations to the Board on the granting and terms and conditions of exercise of stock options to those persons eligible in accordance with the Company’s Stock Option Plan. In addition, it recommends the appropriate type of compensation for the Board and Committee members. If required, the Committee retains the services of outside consultants, specialized in compensation to assist it in performing its mandate. During the financial year 2010, the Committee did not retain the services of an outside compensation advisor.
3.1.3 Benchmarking practices
In 2010, Mr. Laurent Lemaire did not receive a salary increase and Mr. Robert L. Cauffman’s increase is governed by his employment contract. Consequently, no reference group was used in the annual cash compensation determination process for these two Named Executive Officers. A reference group was used for the President and Chief Executive Officer, Mr. Alain Lemaire and for the President and Chief Executive Officer of Norampac, Mr. Marc-André Dépin. Further to his appointment on May 13, 2010 as Vice-President and Chief Financial Officer, Mr. Allan Hogg’s base salary was adjusted on June 1st, 2010 to take into account his new responsibilities, his experience and indicators extracted from national compensation surveys published by compensation consulting companies, such as Morneau Sobeco and Towers Perrin. No reference group was used in the compensation determination process relating to Mr. Hogg’s salary increase.

In addition, to considering annual cash compensation (base salary and short-term incentive plan) indicators extracted from national compensation surveys published by compensation consulting companies, such as Morneau Sobeco and Towers Perrin, the annual cash compensation, namely the base salary and the variable compensation for the President and Chief Executive Officer and Group Presidents, namely Mr. Marc-André Dépin was benchmarked by the Committee in 2010, against a reference market or “Reference Group”. In the case of the President and Chief Executive Officer, the Reference Group consisted of six Canadian companies of comparable size in terms of sales to the Corporation and chosen on the basis of one or more of the following criteria:
•	the companies are listed on a Stock Exchange;
•	the companies operate their activities on a national or international level;
•	the average size of the companies in terms of sales is comparable to the Corporation and varies between $2.1B and $15.7B;
•	the head office is located in Quebec.
The six (6) companies that form part of the Reference Group are the following: Domtar Inc., Canadian National Railway Company, Rona Inc., Alimentation Couche-Tard Inc., The Jean Coutu Group (PJC) Inc. and Saputo Inc. The average base salary of the Reference Group for a comparable position to that of the President and Chief Executive Officer is $1,060,114, the variable compensation being $1,396,965. The average of the total cash compensation excluding stock option grants, the variation of the value of the pension plan and stock grants is $2,457,079 while the median is $2,346,189.
The following table sets forth a summary of the characteristics of the Reference Group for the President and Chief Executive Officer:

As at December 31,2009	Cascades Inc.	Reference Group(1)
	Canada and the	At a national or
Location	United States	international level
Sales (in millions of dollars)	$3,877 in 2009 $3,959 in 2010	$6,756(2) in 2009

(1)	The financial data for the Reference Group is from management proxy circulars for the fiscal year ended December 31, 2009 as filed on SEDAR.

(2)	This number represents an average for the six (6) companies.
For the financial year ended December 31, 2010, Mr. Alain Lemaire’s annual cash compensation was $1,280,779, an amount clearly below the average and the median of the Reference Group. The Committee did not use any other benchmarking exercise for any other components of Mr. Lemaire’s compensation.
In the case of the President and Chief Executive Officer of Norampac, the Reference Group was composed of five Canadian companies of comparable size in terms of sales to the Group for which he is responsible and chosen on the basis of one or more of the following criteria:
•	the companies are listed on a Stock Exchange;
•	the companies operate their activities on a national or international level;
•	the average size of the companies in terms of sales is comparable to the Group for which he is responsible and varies between $1.4 and $2.1 million;
•	the companies operate in the forestry and industrial sectors.
The five (5) companies that form part of the Reference Group are the following: Canfor Corporation, Tembec Inc., Uni-Select Inc., Transcontinental Inc. and Toromont Industries Ltd. The average base salary of the Reference Group for a comparable position to that of the President and Chief Executive Officer of Norampac is $750,240, the variable compensation being $380,883. The average of the total cash compensation excluding stock option grants, the variation in the value of the pension plan and stock grants is $1,131,122 while the median is $880,000.
The following table presents a summary of the characteristics of the Reference Group for the President and Chief Executive Officer of Norampac:

Norampac and
As at December 31,2009	Boxboard Group	Reference Group(1)
	Canada and the	At a national or
Location	United States	international level
Sales (in millions of dollars)	$2,375 in 2009 $2,361 in 2010	$1,842(2) in 2009

(1)	The financial data for the Reference Group is from management proxy circulars for the fiscal year ended December 31, 2009 as filed on SEDAR.

(2)	This number represents an average for the five (5) companies.
For the financial year ended December 31, 2010, Mr. Marc-André Dépin’s annual cash compensation was $892,207, an amount below the average and comparable to the median of the Reference Group. The Committee did not use any other benchmarking exercise for any other components of Mr. Marc-André Dépin’s compensation.

3.1.4 Compensation Components
Base Salary
For the purposes of internal equity, the Executive Officer positions are evaluated and classified in accordance with their responsibilities, required competencies and other specific conditions related to the position. Executive Officer positions are compared to other similar Executive Officer positions within the Reference Group. The salary data is analyzed to establish the median salaries in the market. Base salaries are also determined on the basis of a number of factors, such as the level of responsibilities, the experience of the Executive Officer and his sustained contribution to the success of the Company. The objective sought is to offer a base salary to Executive Officers which on average is positioned at the median of salaries for positions with comparable responsibilities. With the exception of Robert L. Cauffman, and Allan Hogg, the base salaries of the Named Executive Officers for the fiscal year ended December 31, 2010 were set on April 1st, 2010, and remained unchanged throughout the fiscal year. Mr. Laurent Lemaire did not receive a salary increase in 2010. Mr. Alain Lemaire was granted a salary increase of 8.8%, Mr. Allan Hogg was granted a salary increase of 50% and Mr. Marc-André Dépin was granted a salary increase of 2.5%.
Short-term Incentive Plan
With the exception of Robert L. Cauffman, President and Chief Operating Officer of Dopaco, Inc., (“Dopaco”), who benefits from an employment contract, the short-term incentive plan entitles the Named Executive Officers, as well as other members of senior management and all permanent employees with a year’s seniority to participate in the profit-sharing program. They participate in the profit sharing program under the following terms: between November 1st and October 31st of each year, (the “Reference Period”), 1) the Named Executive Officers whose functions are directly related to operations are eligible to receive a bonus based on the financial results (operating profit being net profit before depreciation, taxes and profit sharing) of the business units which are under their supervision, capped at two times the annual base salary, 2) members of senior management, who have a support function participate in the profit sharing program and are eligible to receive during the Reference Period a bonus based on the financial results of all of the business units taking into account their seniority, responsibilities and their personal performance, capped at two times the annual base salary. Profit sharing paid to the President and Chief Executive Officer represents 0.25% of operating profit of all of the subsidiaries, divisions and affiliated entities of the Corporation. He also received 0.0625% of operating profit of Dopaco’s business units. Profit sharing paid to the Vice-President and Chief Financial Officer is constituted of a discretionary amount of $90,000, capped at one time his base salary. Profit sharing paid to Marc-André Dépin varies between 0.125% and 0.30% of operating profit of Norampac’s and the Boxboard Group’s business units for which he is responsible, capped at two times the annual base salary. Profit sharing paid to the Chairman of the Board represents 0.0625% of operating profit of all of the subsidiaries, divisions and affiliated entities of the Corporation and 0.25% of operating profit of the Boxboard Group’s European mills and business units including Dopaco’s business units, capped at an amount of two times his base salary.
In order to determine the profitability of the business units, their profits are accounted for on a non consolidated basis, unit by unit, month by month during the Reference Period commencing on November 1st and ending on October 31st. Certain business units in a start-up or restructuring mode may be excluded from the calculation during the start-up or restructuring period, whichever the case.
The totality of the compensation derived from the short-term incentive plan is based on measures that cannot be disclosed. Indeed, the Company does not publicly disclose the profits derived from each of these business units and does not furnish the financial results based on the Reference Period. The Corporation is of the view that disclosure of the information relative to operating profit of its business units would be greatly prejudicial to its interests. Indeed, disclosing these results would allow the Corporation’s competitors to isolate certain data and could harm the Corporation’s products competitive position and negatively affect its financial situation. As well, the percentage of operating profit of each of the units used to determine senior management’s compensation is also confidential and sensitive from a competitive point of view. Its disclosure could provide indications to competitors of the strategic importance of one unit over others in terms of operating profit. Compensation derived from the short-term incentive plan, based on measures that cannot be disclosed, represents 55% of the total compensation of Mr. Alain Lemaire, 25% of the total compensation of Mr. Allan Hogg, 44% of the total compensation of Mr. Laurent Lemaire and 48% of the total compensation of Mr. Marc-André Dépin.
The Committee is satisfied that the Corporation’s profit sharing plan which has been in place for several years effectively encourages senior management’s productivity and aligns their interests with those of the Corporation’s shareholders. Indeed, any compensation derived from the short-term incentive plan is directly correlative to the success of the various business units which they manage. When the Committee determines the percentage of the profits of each business unit to be paid to the executive, it considers in a discretionary manner, the experience, the responsibilities and the past performance of the executive as well as the number of business units under his or her responsibility. The Committee also ensures that the compensation to be paid is correlative to a high performance on the part of the business units. The Corporation does not have any other share-based non-equity incentive plan in place other than the short-term incentive plan described above.

Long-term Incentive Plan
Save and except for Robert L. Caufffman, the long-term incentive program enables Officers including the Named Executive Officers, as well as key employees of the Corporation, its subsidiaries, divisions, and affiliated companies to receive options entitling them to acquire Common Shares of the Corporation. In the case of the Named Executive Officers as well as for any beneficiary of options, the stock options are awarded in recognition of management competency, effort, performance, and loyalty. The number of options attributed is based on a multiple of the base salary taking into account the level of seniority of the beneficiary of options, capped at a maximum of two times the base salary for the President and Chief Executive Officer and at 1.5 times the base salary for the Group Presidents and at 1.25 times the base salary for the Chief Financial Officer. This cap is a practice rather than a policy as the Board of Directors may increase or reduce the multiples at its discretion. When new awards occur, previous awards are used for reference purposes only and do not bind the Board of Directors. Pursuant to the terms of the (“Plan”), an optionee may exercise an option at any time before its expiration, which date will be no later than 10 years after the date the option is granted except for the options granted on January 3, 2009 and December 14, 2009 which expire 3 years after the grant date. The terms for exercising options granted before December 31, 2003 are 25% of the optioned shares within the 12 months of the grant date and up to an additional 25% within each 12 month period following the 1st, 2nd and 3rd anniversary dates of grants. The terms for exercising the options granted in 2004 and after are 25% of the number of shares after the first anniversary date of grant, and up to an additional 25% each twelve months after the second, third and fourth anniversary date of grant. With the exception of options issued as a result of the privatization of the Company’s wholly-owned subsidiaries in January 2001, options issued under the Plan may not be exercised unless the market price of the Common Shares exceeds the book value of the Common Shares as of the end of the quarter immediately proceeding the date the options were granted. In the past, the Board of Directors at its discretion, determined that the exercise price may not be less than the market price of the Common Shares at the grant date, calculated as the average of the closing price of the Common Shares on the Toronto Stock Exchange on the 5 trading days prior to the grant date. Unless the Board of Directors decides otherwise, in the event of a Change in Control of the Corporation, all options granted under the Plan become exercisable within 60 days of the date of the Change in Control.
Unless the Board of Directors decides otherwise, the options granted under the Plan expire at their expiry date or in the event of one of the following situations: a) options will expire immediately upon the optionee ceasing to be an eligible employee as a result of being terminated for cause by the Company; b) options will expire before the expiry date pursuant to the following events and in the following manner: i) if an optionee voluntarily terminates his employment, the portion of any option held by such optionee that is exercisable at the date of termination may be exercised by the optionee during a period of 60 days after the date of termination; ii) if an optionee’s employment is terminated by the Company but his termination is not deemed a termination for cause, the portion of any option held by such optionee that is exercisable at the date of termination may be exercised by the optionee during a period of 60 days after the date of termination; iii) if an optionee dies or if his employment with the Company is terminated due to permanent disability, the portion of any option held by such optionee that is exercisable at the date of his death or at the date of his termination of employment due to permanent disability may be exercised by the optionee or the legal personal representative of the optionee, as the case may be, during a period of 120 days after the death of the optionee or after the date of his termination due to permanent disability; iv) if the optionee attains the normal retirement age established by the Company, the portion of any option held by such optionee that is exercisable at the date of his retirement may be exercised by the optionee during a period of 120 days after the date of retirement; and, the options which are not exercisable at the time of the occurrence of any event mentioned in b) hereinabove mentioned, are immediately forfeited upon the optionee ceasing to be an eligible employee.
The Plan provides that i) the maximum number of shares that may be reserved for issuance to any one person pursuant to the exercise of options granted under the Plan or options under any other share compensation arrangement shall not exceed 5% of the outstanding issue at the time of grant; ii) unless shareholder approval is obtained, the total number of shares reserved for issuance to insiders pursuant to the exercise of options under the Plan and pursuant to other share compensation arrangements shall not exceed 10% of the outstanding issue; iii) the number of shares issued under the Plan and other share compensation arrangements in a one year period shall not exceed a) 10% of the outstanding issue, in the case of shares issued to insiders, or b) 5% of the outstanding issue, in the case of shares issued to anyone insider and related persons.
In 2006, the Toronto Stock Exchange introduced a number of amendments to the TSX Company Manual (the “Manual”) including with respect to the amendment procedure to security based compensation arrangements and to the extension of the option term during blackout periods. The Shareholders approved the amendments to the Plan at the Annual General Meeting held on May 10, 2007 providing for i) a new amendment procedure to the Plan specifying when regulatory approval and shareholder approval of amendments is required; ii) the extension of the exercise period for insiders whose exercise period would otherwise expire during a prohibition trading period to a further 10 business days after the prohibition trading period ends.
The Board of Directors may amend, suspend or terminate the Plan or any option granted thereunder at any time, provided that such actions may be taken: a) without obtaining any required regulatory approval, including the approval of the stock exchanges upon which the shares are then listed or, if required by such regulatory approval, any shareholder approval; b) do not alter or impair any rights of an optionee under options previously granted without the prior consent of the optionee. The Board of Directors may make the following amendments with the approval of the regulatory authorities and the Shareholders: i) Any increase in the maximum number of shares issuable under the Plan (except for any amendment resulting from a share split, a consolidation or any other similar operation) including an increase to a fixed maximum number of securities or a change from a fixed maximum number of securities to a fixed maximum percentage; ii) any amendment to the method of determining the purchase price (subscription price or exercise price) of each share covered by an option granted pursuant to the Plan; iii) any extension to the term of an option held by an optionee beyond the original expiry date in the circumstances described above, iv) the addition of any form of financial assistance and any amendment to a financial assistance program which is more favourable to participants.

Other than as aforesaid, with respect to any other amendments, including the following amendments, the approval of the Shareholders will not be required: i) any amendment to the eligibility for participation in the Plan and limitations or conditions on participation in the Plan; ii) any amendment to the terms relating to the grant or exercise of options, including, but not limited to, the terms relating to the amount and payment of the exercise price (other than a reduction in the option price), vesting, expiry, adjustment of options, any amendment to the termination provisions of an option or the Plan; iii) any change that is necessary or desirable to comply with applicable laws, rules or regulation of any governmental entity, agency, department or authority or any applicable stock exchange; iv) any correction or rectification of any ambiguity, defective provision, error or omission in the Plan or in any option; v) any amendment of the terms relating to the administration of the Plan; the addition of a cashless exercise feature, payable in cash or securities, which provides for a full deduction of the number of underlying securities from the Plan reserve. The Corporate Secretary may determine, from time to time, the manner in which an option may be exercised, including by way of processes administered by the Corporation or by third parties mandated by the Corporation.
On May 13, 2009, the Board of Directors of the Corporation approved the grant of 1,478,465 stock options to senior executives (“2009 Options”) of which 729,254 were granted to the Named Executive officers. The date of grant of these stock options was April 1st, 2009, the date of annual salary reviews and the exercise price was $2.28 per share, calculated as the average of the closing price of the Common Shares on the Toronto Stock Exchange on the five trading days prior to April 1, 2009. At the request of the Toronto Stock Exchange, and in accordance with the provisions of section 613 paragraph (h) (i) of the TSX Company Manual, the Stock option agreements for the 2009 Options were amended to reflect an exercise price of $3.92 per share, calculated as the average of the closing price of the Common Shares on the Toronto Stock Exchange on the five trading days preceding May 13, 2009.
On June 1, 2010, the Board of Directors granted options to 23 senior executives and key management employees of the Corporation, its subsidiaries, divisions or affiliated companies, giving them the opportunity to purchase collectively 738,682 Common Shares at the exercise price of $6.43 per share expiring in 2020, representing 0.008% of the 96,606,421 common shares outstanding at the end of the financial year.
Ownership Guidelines
To further align the interests of senior management with those of shareholders, the Company expects executives who participate in the long-term incentive plan to accumulate and retain Company shares. Members of senior management who are granted options annually are required to hold shares of the Company in an amount equal to their annual base salary. Members of senior management who do not hold the minimal amount of shares must purchase annually shares in an amount at least equal to 5% of their annual base salary and 5% of their profit sharing. In 2009, the ownership guidelines were suspended in light of a sharp decline in the stock price and reinstated in 2010.
Benefits and Perquisites
The Corporation’s employee benefit program including members of senior management includes life, medical, dental and disability insurance. Benefits and perquisites provided to senior management reflect competitive practices.
Compensation for Robert L. Cauffman(1),(2)
As a rule, senior management of the Company or of its subsidiaries and divisions do not have employment contracts. However, Dopaco is party to an employment contract with Robert L. Cauffman since 2002, subsequently amended in 2008, 2009 and 2011, (the “contract”) whereby Dopaco agreed to employ Mr. Cauffman as President and Chief Operating Officer. The initial term of the contract terminated on December 31, 2009 and was renewable for successive one year periods. In accordance with the contract, total compensation payable to Mr. Cauffman includes the payment of an annual base salary which as of January 1, 2009 or as of January 1st of any renewal period is increased by a minimum amount of 5% per year during the term of the contract. He is eligible to receive an annual bonus the amount of which will vary between 47.5% and 100% of the highest of: i) the annual base salary on December 31, 2010 or ii) the annual base salary in effect on January 2, 2011. No objective criteria is used in the determination process of the bonus and the annual cash compensation paid to Robert L. Cauffman. As well, since Dopaco does not have a stock option plan or stock purchase plan in place, he receives an annual cash compensation in lieu of stock option grants or share grants. He also benefits from a defined retirement benefit plan the terms of which are outlined under the heading “Retirement Plans” on page 20 of this circular. He receives certain personal benefits which reflect competitive practices.

(1)	Refer to the Summary Compensation Table for Named Executive Officers on page 18 of this circular.

(2)	On March 11, 2011, the Corporation announced that it had entered into an agreement for the sale of Dopaco, Inc. to Reynolds Group Holdings Limited. The agreement provides that the purchaser will assume the obligations relative to Mr. Cauffman’s employment agreement.

3.2 Compensation Summary
3.2.1 Summary Compensation Table for the Named Executive Officers
The following table sets forth the total executive compensation paid to the Named Executive Officers of the Corporation or of one of its subsidiaries for the financial years ended December 31, 2008, 2009 and 2010.

				Non-equity
				annual
			Option-based	incentive plan		Other	Total
		Salary	awards(1),(2)	compensation(3)	Pension value(4)	compensation(5)	compensation
Name and principal position	Year	($)	($)	($)	($)	($)	($)
Alain Lemaire,	2008	506,950	215,397	790,205	20,000	6,337	1,538,889
President and Chief	2009	501,800	698,667	988,879	21,000	10,735	2,221,081
Executive Officer	2010	534,100	388,642	746,679	6,417,600	13,352	8,087,021
Allan Hogg,	2008	151,950	15,262	56,000	3,039	10,257	236,508
Vice-President and	2009	163,600	68,951	130,000	11,043	2,202	375,796
Chief Financial Officer	2010	227,200	64,439	90,000	23,544	2,840	408,023
Laurent Lemaire,	2008	250,000	—	349,119	20,000	83,720	702,839
Chairman of the Board	2009	260,000	—	414,978	21,000	80,308	776,286
	2010	260,000	—	312,112	5,970,900	107,108	6,650,120
Marc-André Dépin,	2008	366,800	115,761	583,195	9,997	15,295	1,091,048
President and Chief	2009	417,000	332,869	257,847	10,501	10,425	1,028,642
Executive Officer of Norampac	2010	423,800	241,642	468,407	49,066	10,595	1,193,510
Robert L. Cauffman,	2008	574,306	—	574,306	1,862,600	968,820	3,977,032
President and Chief	2009	651,236	—	488,427	1,500,095	986,212	3,625,970
Operating Officer, Dopaco, Inc.	2010	624,257 (6)	—	1,285,658 (6)	1,095,356 (7)	2,262,800 (8)	5,269,000

(1)	For additional information, refer to the heading “Long-term Incentive Plan” on page 16 of this circular.

(2)	The fair value of the options granted on the date of grant is determined by multiplying the number of options granted by the value established according to the Black-Scholes-Merton model. This value is the same as the fair book value established in accordance with generally accepted accounting principles and accounting for the following assumptions:

(i)	Risk-free rate: 2.85%

(ii)	Dividend rate: 2.40%

(iii)	Volatility in market price of the shares: 44%

(iv)	Expected lifetime: 7 years

(v)	Fair value per option: $2.49

(3)	For additional information, refer to the heading “Short-term Incentive Plan” on page 15 of this circular.

(4)	The amounts reflected in the table, with the exception of Robert L. Cauffman, represent the Company’s contribution only to the share purchase plan; in the case of messrs. Alain and Laurent Lemaire, this amount represents the cost associated with the establishment of a new individual unregistered supplementary retirement plan. For additional information refer to the heading “Retirement Plans” on page 20 of this circular.

(5)	Perquisites have not been included, as they do not reach the prescribed threshold of $50,000 or 10% of the base salary for fiscal 2010, save for Laurent Lemaire. This amount represents an amount allocated to the maintenance of his private properties in Kingsey Falls.

(6)	The amount paid in 2008 is for calendar year 2007 and the amount paid in 2009 is for calendar year 2008. Mr. Cauffman received two bonus payments during fiscal year 2010, an amount of US$605,000 in February 2010 for calendar year 2009 and an amount of US$785,000 in December 2010 for calendar year 2010. Amounts paid in US$ and converted in Cdn$ for the purposes of the table at a rate of US$1 = 1.031829 Cdn.

(7)	The compensatory change in the accrued obligation is due to the cost of services rendered during the year (vesting postponement 5% per year) as well as adjustment costs due to inflation and adjournment of the monthly pension payable to Robert L. Cauffman.

(8)	Dopaco does not have a Stock Option Plan or Stock Purchase Plan in place, Robert L. Cauffman receives an annual monetary compensation in lieu of stock options or stock grants. This amount is paid in US$ and converted in Cdn$ for the purposes of the table at a rate of US$1 = 1.031829 Cdn. In 2010, he received two payments in lieu of stock options or stock grants, an amount of US$1,052,000 in February 2010 for calendar year 2009 and an amount of US$1,105,000 in December 2010 for calendar year 2010.

3.3 Incentive Plan Awards
3.3.1. Outstanding Option-based Awards
The following table sets forth, for each Named Executive Officer, all the option-based grants outstanding at the end of the financial year 2010.

Option-based Awards
		Number of securities				Value of unexercised
		underlying	Option			in-the-money
		unexercised options	exercise price (1)		Option	options(2)
Name	Date of grant	(Number)	($)		expiration date	($)
Alain Lemaire	January 10, 2001	89,208	6.82		January 9, 2011	—
	February 26, 2002	48,308	13.24		February 25, 2012	—
	March 18, 2003	50,844	13.04		March 17, 2013	—
	May 3, 2004	67,739	13.05		May 2, 2014	—
	May 4, 2005	72,727	12,73		May 3, 2015	—
	May 3, 2006	81,462	11.49		May 2, 2016	—
	May 9, 2007	79,121	11.83		May 8, 2017	—
	May 7, 2008	124,507	7.81		May 6, 2018	—
	January 3, 2009	23,822	7.64		January 2, 2012	—
	April 1, 2009	440,175	3.92	(1)	March 31, 2019	1,223,686.50
	September 14, 2009	38,641	9.42		September 13, 2012	—
	June 1, 2010	156,081	6.43		May 31, 2020	42,141.87
Allan Hogg	May 7, 2003	2,301	12.80		May 6, 2013
	May 3, 2004	2,092	13.05		May 2, 2014	—
	May 4, 2005	2,273	12.73		May 3, 2015	—
	May 3, 2006	4,526	11.49		May 2, 2016	—
	May 9, 2007	5,495	11.83		May 8, 2017	—
	May 7, 2008	8,822	7.81		May 6, 2018	—
	April 1st, 2009	49,605	3.92	(1)	March 31, 2019	137,901.90
	June 1, 2010	25,879	6.43		May 31, 2020	6,987.33
Laurent Lemaire	—	—	—		—	—
Marc-André Dépin	January 10, 2001	16,012	6.82		January 9, 2011	—
	February 26, 2002	9,033	13.24		February 25, 2012	—
	March 18, 2003	9,571	13.04		March 17, 2013	—
	May 3, 2004	17,931	13.05		May 2, 2014	—
	May 4, 2005	19,091	12.73		May 3, 2015	—
	May 3, 2006	22,063	11.49		May 2, 2016	—
	May 9, 2007	42,857	11.83		May 8, 2017	—
	May 7, 2008	66,914	7.81		May 6, 2018	—
	January 3, 2009	12,081	7.64		January 2, 2012	—
	April 1, 2009	239,474	3.92	(1)	March 31, 2019	665,737.72
	June 1, 2010	97,045	6.43		May 31, 2020	26,202.15
Robert L. Cauffman	—	—	—		—	—

(1)	Refer to heading “Long-term Incentive Plan” on page 16 of this circular.

(2)	The value of unexercised in the money options is equal to the difference between the exercise price of the options and the closing price of the Common Shares on the Toronto Stock Exchange on December 31, 2010, namely $6.70. Any actual gain, if any, realized upon exercise, will depend on the value of the Common Shares at the option exercise date. Refer to the heading “Long-term Incentive Plan” on page 16 of this circular.

3.3.2 Incentive Plan Awards — Value vested or earned during the year
The following table sets forth, for each Named Executive Officer, the value vested for all grants and the disbursement of the bonus during the financial year 2010.

	Option-based	Non-equity plan
	awards — Value	compensation —
	vested during	Value earned
	the year(1)	during the year(2)
Name	($)	($)
Alain Lemaire	478,690.31	746,749
Allan Hogg	53,945.44	90,000
Laurent Lemaire	—	312,112
Marc-André Dépin	260,427.98	468,407
Robert L. Cauffman	—	1,285,658 (3)

(1)	The amount represents the value that would have been realized if the options had been exercised on the vesting date, namely, the difference between the closing price of the common shares on the Toronto Stock Exchange and the exercise price on such vesting date.

(2)	Refer to the heading “Short Term Incentive Plan” on page 15 of this circular.

(3)	Amounts paid in US$ and converted in Cdn$ for the purposes of this table at a rate of US$ = 1.031829 Cdn.
3.4 Share Purchase Plan
The Corporation offers to its Canadian employees, including the Named Executive Officers, save and except for. Robert L. Cauffman, a share purchase plan of its common stock. Members of Senior Management can contribute, on a voluntary basis, up to a maximum of 10% of their salary and other employees can contribute, on a voluntary basis, up to a maximum of 5% of their salary and, if certain conditions are met, the Corporation will contribute to the plan 25% of the employee’s and Named Executive Officers contribution. The shares are purchased on the market on a predetermined date each month.
3.5 Retirement Plans
Pension Plan — Allan Hogg
Allan Hogg participated in the Cascades Group Retirement Savings Plan up until March 31, 2010. The Cascades Group Retirement Savings Plan, which is similar to a defined contribution pension plan, was established to enable employees to accumulate capital for retirement. The Company contributed 2.25% of an employee’s base salary and, in addition, contributed a certain percentage between 0% and 3% of the base salary depending on Cascades’ profitability in the prior year. As well, if a Kingsey Falls based Executive made additional contributions, the Corporation matched the contributions up to 1.0%, 3.25% or 4.5%, depending on that employee’s years of service of one year, three years or ten years, respectively.
As of April 1, 2010, Allan Hogg participates in the Retirement Plan for Executives of Cascades Inc. This defined contribution pension plan was established on April 1, 2010 to enable members of senior management to accumulate capital for retirement. The Company contributes 11.25% of the employee’s base salary and in addition contributes a certain percentage between 0% and 3% of the base salary depending on Cascades’ profitability in the prior year.
The employer’s contributions to the registered retirement plan pension plan are subject to the maximum amount allowed by the Income Tax Act (Canada) and the surplus is paid into an individual unregistered supplemental retirement plan. The employees choose to invest their contributions and the employer’s contributions in investment funds available.
Pension Plan — Marc-André Dépin
Marc-André Dépin participated in the Norampac Group Retirement Savings Plan up until March 31, 2010. The Norampac Group Retirement Savings Plan, similar to a defined contribution pension plan, was established to enable employees to accumulate capital for retirement. Norampac contributed 2.25% of an employee’s base salary and, in addition, contributed a certain percentage between 0% and 3% of the base salary depending on Norampac’s profitability in the prior year. As well, if the employee made additional contributions, Norampac matched the contributions up to 1%, 3% or 4%, depending on that employee’s years of service of one year, five years or fifteen years, respectively.
As of April 1, 2010, Marc-André Dépin participates in the Retirement Plan for Executives of Cascades Inc. This defined contribution pension plan was established on April 1, 2010 to enable members of senior management to accumulate capital for retirement. The Company contributes 11.25% of the employee’s base salary and in addition contributes a certain percentage between 0% and 3% of the base salary depending on Cascades’ profitability in the prior year. In addition, as Marc-André Dépin has been a member of senior management since 2002, the Corporation contributes 2.25% of his base salary as a retroactive contribution until age 60.
The employer’s contributions to the registered retirement plan are subject to the maximum amount allowed by the Income Tax Act (Canada) and the surplus is paid into an individual unregistered supplemental retirement plan. The employees choose to invest their contributions and the employer’s contributions in investment funds available.

Pension Plan — Bernard, Laurent and Alain Lemaire
A separate Group retirement savings plan had been established for Laurent and Alain Lemaire. The Company’s contribution represents the maximum amounts allowed by the Income Tax Act (Canada), namely, $22,000 in 2010. They choose to invest their contributions and those of the employer with the brokerage firm of their choice.
In August 2010, Cascades established a new individual unregistered supplementary retirement plan in the form of a monthly pension for Messrs. Bernard, Laurent and Alain Lemaire, the founders of Cascades, who in turn, have held the position of President and Chief Executive Officer and continue to play an active role in the management of the Corporation. Messrs. Bernard and Laurent Lemaire will receive an annual pension of $500,000 at age 75 while Mr. Alain Lemaire will receive an annual pension equal to 70% of his average salary calculated on the best three years including a payment of 50% of the Short Term Incentive Plan (Profit Sharing Program) at age 70. These pensions will be indexed at 50% of the Consumer Price Index and will be reversible at 60% to their spouses. In the event of retirement on December 31, 2010, Alain Lemaire would have been entitled to receive an annual pension in the amount of $657,447 payable at age 70.
Defined Benefit Plan Table
The following table sets forth the accrued value of the new retirement plan for Bernard, Laurent and Alain Lemaire at the beginning and at the end of fiscal year 2010.

					Change	Change
		Annual benefits payable			attributable	attributable to	Accrued
	Number of	($)		Accrued pension	to	non-	pension
	years		At age 70 or	obligation at	compensatory	compensatory	obligation
	credited service		75 as	start of year	items(1)	items	at year end
Name	(Number)	At year end	the case may be	($)	($)	($)	($)
Bernard Lemaire	46.75	500,000	500,000	—	5,421,000	177,100	5,598,100
Laurent Lemaire	46.75	500,000	500,000	—	5,948,900	197,100	6,146,000
Alain Lemaire	43.13	657,447	759,753	—	6,395,600	715,500	7,111,100

(1)	These amounts reflect the costs associated with the establishment of an unregistered supplementary retirement plan. These amounts equal the accrued pension obligation.
Defined Contribution Plan Table
The following table sets forth the accrued value of the retirement plans for Alain Lemaire, Laurent Lemaire, Allan Hogg and Marc-André Dépin at the beginning and at the end of fiscal year 2010:

	Accumulated			Accumulated
	value		Non-	value
	at start of year	Compensatory	compensatory	at year end
Name	($)	($)	($)	($)
Alain Lemaire	726,566	22,000	19,502	768,068
Allan Hogg	189,412	23,544	23,800	236,756
Laurent Lemaire	730,897	22,000	100,171	853,068
Marc-André Dépin	233,836	49,066	13,096	295,998
Pension Plan — Robert L. Cauffman
Robert L. Cauffman is eligible to participate in Dopaco’s Profit Sharing & 401 (K) Retirement Plan and Trust in the United States for all salaried employees which was established to assist employees to reach their financial goals for retirement. Employees can contribute between 1% and 60% of their eligible pay on a pre-tax basis, up to the annual Internal Revenue Service dollar limit of $17,025 in 2010. Subject to certain conditions, Dopaco may make a discretionary matching contribution equal to a percentage determined annually. He is also entitled to receive a non-qualified supplemental executive retirement plan (“SERP”) in the form of a monthly pension ($491,526 per year indexed) payable at age 55 and fully vested after 12 years of service in July 2014. This pension is a 50% joint and survivor benefit to his spouse irrespective of his age upon death. In the event of retirement on December 31, 2010, Robert L. Cauffman would have been entitled to receive a pension of $516,184 per year. This pension is payable in one instalment calculated on an actuarial basis, beginning on the first day of the month following the termination of his employment with Dopaco for whatever reason.

Defined Contribution Plan Table
The following table sets forth the accrued value of the retirement plan for Robert L. Cauffman at the beginning and at the end of fiscal 2010:

	Accumulated			Accumulated
	value		Non-	value
	at start of year	Compensatory	compensatory	at year end
Name	($)	($)	($)	($)
Robert L. Cauffman	325,448	32,581	36,261	394,290
Defined Benefit Plan Table(4)
The following table sets forth the accrued value of Dopaco’s retirement plan for Robert L. Cauffman at the beginning and at the end of fiscal year 2010.

					Change	Change
					attributable	attributable to	Accrued
	Number of			Accrued pension	to	non-	pension
	years	Annual benefits payable		obligation at	compensatory	compensatory	obligation
	credited service	($)		start of year	items(1)	items	at year end
Name	(Number)	At year end	At age 65	($)	($)	($)	($)
Robert L. Cauffman	8.42	516,184	958,353	4,314,499	1,095,356	121,670	5,531,525

(1)	The change in accrued pension obligation attributable to compensatory items relates to the cost of services rendered during the year (vesting 5% per year) as well as adjustment costs due to inflation and postponement of the monthly pension payment. payable to Robert L. Cauffman.

(2)	The change in accrued pension obligation attributable to non-compensatory items includes accruing interest on the obligation in 2010, as well as the actuarial gains and losses related to assumptions from his SERP.

(3)	The accrued pension obligation at year end is the value of the pension earned for services rendered up to December 31, 2010. This amount accrues with age and is influenced by an increase in interest rates.

(4)	Amounts paid in US$ and converted in Cdn$ for the purposes of this table at a rate of US$ = 1.031829 Cdn, rate used for accrued pension obligation at start of year is US$1 = 1.0466 Cdn$, and rate used for accrued pension obligation at end of year is US$1 = 0.9946 Cdn$. On March 11, 2011, the Corporation announced that it had entered into an agreement for the sale of Dopaco, Inc. to Reynolds Group Holdings Limited. The agreement provides that the Corporation will assume part of the accrued pension obligation up to an amount of US$1,033,894.
3.6 Termination, Change of Control and Retirement Benefits
The contract entered into between Robert L. Cauffman and Dopaco stipulates that in the event his employment is terminated (otherwise than for cause or further to his disability or death) or in the event of a change of control or should he terminate his employment for “Good Reason” (as defined in the contract) , he would be entitled to receive severance pay following the termination of employment of an amount equal to 24 months of his base salary payable monthly as well as a bonus payment at the end of each 12 month period of severance. In accordance with the Supplementary Executive Retirement Plan, he is eligible to receive a monthly annuity beginning on the first day of the month following the termination of his employment. Other fringe benefits he is entitled to are: life insurance, disability insurance, car allowance, medical and dental health coverage until the age of 65 and the reimbursement of reasonable expenses related to tax and financial planning services of $24,000 per year.
Robert L. Cauffman undertakes not to solicit customers for a period equal to the maximum severance period of 24 months, not to solicit or hire an employee of the company within the 12 month period prior to termination of his employment and not to enter into competition with the company, namely not to operate or to participate in a business operating in the same sectors of activity, for a period equal to the severance period of 24 months.
The following table sets forth the termination benefits that would have been paid in the circumstances described above, assuming that the termination would have occurred on December 31, 2010:

Termination Benefits
				Monthly
		Salary	Bonus	Annuity
Name	Severance Period	($)	($)	($)
Robert L. Cauffman	24 months	1,248,521	593,047	516,184
3.7 Performance graph
The following graph compares the cumulative shareholder return on $100 investment in shares of the Company for the five most recent financial years commencing December 31, 2005, with a cumulative total shareholder return on the S&P/TSX Composite Index for the same period assuming reinvestment of all dividends. Cascades paid quarterly dividends of $0.04 during the period in question.

Total cumulative return over five years
Investment of $100 made on December 31, 2005

(1)	Compound annual total return over 5 years.
Compound Annual Total Return over 5 years
From 2005 to 2007, the S&P/TSX Composite index continuously advanced reflecting the growth of the global economy and companies’ earnings. Also, the index benefited from a major rise in the materials sector stocks. In contrast, Cascades’ share price declined from 2005 to 2007 as the rapid inflation of variable costs and the appreciation of the Canadian dollar negatively impacted the profitability. In 2008, both Cascades’ stock and the index were severely hit by the financial crisis. In 2009, Cascades’ share price increased by 162% compared to 35% for the reference index. This outperformance was mainly explained by the significant rebound in the Company’s profitability and the overall decrease in risk aversion by investors. In 2010, Cascades’ stock dropped by 23% amid lower results due to the significant appreciation of the Canadian dollar and the rapid large rise of raw material costs.
The compound annual return of Cascades’ stock over the past 5 years amounted to -5.3% compared to 6.5% for the S&P/TSX Composite index.
During the same five (5) year period, total compensation received by the Named Executive Officers increased globally at a compound annual growth rate of 5%. The plans in place in the Company ensure an alignment of the interests of senior management and those of the shareholders.
3.8 Compensation of Directors
3.8.1 Retainer and Attendance Fees
Only directors who are not employees of the Corporation receive compensation for acting as members of the Board of Directors and of any Committee of the Board. Compensation is paid quarterly. The following table presents the components of the compensation the members of the Board of Directors may be entitled to receive, with the exception of the directors who are also employees of the Corporation (Messrs. Bernard, Laurent and Alain Lemaire) who do not receive any compensation for serving as directors. External directors are entitled to receive travel expenses and other expenses incurred to attend Board meetings.

Components	Amount
Annual Board fees	$24,000
Annual Committee fees
Chair of the Audit Committee	$10,000
Chairmen of other Committees (except Audit Committee)	$2,000
Attendance for Board and Committee meetings
Board of Directors	$1,500
Committee members (except Chair of Audit Committee)	$2,000
Chair of the Audit Committee	$2,500
The total cash compensation paid to Directors during the financial year ended December 31, 2010 was $499,000.

3.8.2 Deferred Share Unit Plan
In 2005, the Board of Directors adopted a deferred share unit plan (the “DSU Plan”) which was established in order to provide deferred share units (“DSU’s”) to the outside directors in recognition of their contribution to the Corporation and as an integral part of their overall compensation. The deferred share units provided to the outside directors as part of their compensation are intended to promote their identification with shareholder interests and to allow them to participate in the long-term success of the Corporation. The principal terms of the deferred share unit plan are as follows: the DSU Plan came into effect on July 1, 2005. Each director who is not a full time salaried officer or employee of the Corporation or any of its subsidiaries is eligible to the DSU Plan. Each eligible director has an account in his name to which the DSU’s are credited and held until he ceases to be a director of the Corporation. The number of DSU’s credited to his account is calculated by dividing the amount of the quarterly cash compensation by the market value of one (1) Common Share on the applicable expiration date being the last business day of March, June, September and December of the Corporation fiscal year, unless otherwise determined by the Human Resources Committee. For the purposes of the DSU Plan, “Market Value” on any particular day means the market value of one (1) Common Share on such day which shall be calculated on the basis of the closing price for a Common Share on the Toronto Stock Exchange on that day, or if at least one (1) Common Share shall not have been traded on the Toronto Stock Exchange on that day, on the immediately preceding day for which at least one (1) Common Share was so traded. “Quarterly Cash Compensation” means the amount, expressed in dollars payable in cash on the last business day of March, June, September and December by the Company to an Eligible Director, or if, with respect to any Due Date, an Eligible Director has served during the applicable term as a member of the Board for a number of days that is less than the full quarter, the amount, expressed in dollars, which is the product of the quotient determined by dividing: the number of days in the particular quarter during the term in which the Eligible Director served as a member of the Board, by the aggregate number of days in the particular quarter, and the amount, expressed in dollars, of the Quarterly Cash Compensation which would otherwise have been payable for such quarter had the Eligible Director served as a member of the Board of the full quarter.
DSU holders are credited additional DSU’s in an amount equal to the dividends paid on the Common Shares of the Corporation. When the participant in the DSU Plan ceases to be a director for any reason whatsoever, the participant will receive, not later than the 31st of January following the end of the year during which the participant’s termination occurred, a lump sum payment in cash equal to the number of DSU’s recorded in the participant’s account on the termination date multiplied by the value of the Common Shares (the average closing price of the Common Shares traded on the Toronto Stock Exchange during the five trading days preceding the termination date), less applicable withholding taxes. Under no circumstances, shall DSU’s be considered shares of the Corporation nor shall they entitle their holder to the rights normally conferred on shareholders of the Corporation.
3.8.3 Summary table of Compensation
The following table sets forth the total cash compensation paid as well as the number of DSU’S awarded to the directors under the DSU plan during the financial year ended December 31, 2010.

			Non-equity
			annual incentive
	Retainer and	Share-based	plan		All other
	attendance fees	awards DSU’s	compensation	Pension value(5)	compensation	Total
Name	($)	($)	($)	($)	($)	($)
Bernard Lemaire(1)	—	—	—	5,421,000.00	364,000.00	5,785,000.00
Laurent Lemaire(2)	—	—	—	—	—	—
Alain Lemaire(3)	—	—	—	—	—	—
Paul R. Bannerman	39,000.00	26,908.67	—	—	—	65,908.67
Robert Chevrier	60,000.00	26,908.67	—	—	—	86,908.67
André Desaulniers	53,000.00	26,908.67	—	—	—	79,908.67
Michel Desbiens(6)	28,500.00	9,506.44	—	—	—	38,006.44
James B.C. Doak	50,000.00	26,908.67	—	—	—	76,908.67
Louis Garneau	43,000.00	26,908.67	—	—	—	69,908.67
Sylvie Lemaire	45,500.00	26,908.67	—	—	—	72,408.67
David McAusland	45,000.00	26,908.67	—	—	—	71,908.67
Martin P. Pelletier(4)	49,000.00	26,908.67	—	—	77,709.22	153,617.89
Laurent Verreault	53,000.00	26,908.67	—	—	—	79,908.67
Georges Kobrynsky	33,000.00	—	—	—	—	33,000.00

(1)	This amount represents Mr. Bernard Lemaire’s base salary as Executive Vice-Chairman of the Board of Directors of the Company.

(2)	Compensation paid to Mr. Laurent Lemaire is presented under item 3.2.1.“Summary Table of Compensation on page 18 of this circular.

(3)	Compensation paid to Mr. Alain Lemaire is presented under item 3.2.1.“Summary Table of Compensation on page 18 of this circular.

(4)	During the financial year ended December 31, 2010, Martin P. Pelletier received consulting fees for services rendered to the Corporation in the amount indicated in the table above.

(5)	The Company does not offer a retirement plan to directors who are not employees of the Company. Mr. Lemaire no longer being eligible to contribute, the Corporation did not make any contribution on his behalf. This amount reflects the costs associated with the establishment of a new individual unregistered supplementary retirement plan, in August 2010, for MM. Bernard, Laurent and Alain Lemaire. Refer to the heading Pension Plan—Bernard, Laurent and Alain Lemaire on page 21 of this circular.

(6)	Mr. Desbiens did not seek a new mandate as a director at the Company’s annual general meeting of May 13, 2010. For the period January 1 to May 13, 2010, he received 1, 238.06 DSU’s for a value of $9,506.44. On May 13, 2010, in accordance with the DSU Plan, he received an amount in cash of $129,496.30 equivalent to the number of DSU’s held in his account at date of termination multiplied by the value of the common shares (the average closing price of the Common Shares traded on the Toronto Stock Exchange during the five trading days preceding the termination date) less applicable withholding taxes.
Defined Contribution Plan Table
The following table sets forth the accrued value of the retirement plan for Bernard Lemaire at the beginning and at the end of fiscal 2010:

	Accumulated			Accumulated
	value		Non-	value
	at start of year	Compensatory	compensatory	at year end
Name	($)	($)	($)	($)
Bernard Lemaire	912,347	—	-28,551	883,796
3.8.4 Incentive plan awards—value vested or earned during the year
The following table sets forth for each director the value on vesting of all options—based and share—based awards and the non—equity incentive plan during the financial year 2010 (except for Messrs. Alain and Laurent Lemaire who are Named Executive Officers, refer to item Compensation Summary—Incentive Plan Awards—Value vested or earned during the year):

			Non-equity
	Option-based	Share-based	incentive plan
	Awards Value	Awards Value	compensation
	vested during	vested during	Value earned
	the year	the year	during the year(2)
Name	($)	($)	($)
Bernard Lemaire	—	—	—
Laurent Lemaire	—	—	312,112
Alain Lemaire	—	—	746,679
Paul R. Bannerman	—	26,908.67	—
Robert Chevrier	—	26,908.67	—
André Desaulniers	—	26,908.67	—
Michel Desbiens	—	9,506.44	—
James B.C. Doak	—	26,908.67	—
Louis Garneau	—	26,908.67	—
Sylvie Lemaire	—	26,908.67	—
David McAusland	—	26,908.67	—
Martin P. Pelletier	—	26,908.67	—
Laurent Verreault	—	26,908.67	—
Georges Kobrynsky	—	—	—

(1)	The value of the share units which vested during the financial year ended December 31, 2010 is calculated in accordance with the provisions of the DSU plan, the description of which is on page 25 of the circular.

3.8.5 Securities Authorized for Issuance under Equity Compensation Plans
The table below sets forth the number of Common Shares remaining available for future issuance under the Corporation’s Stock Option Plan as at December 31, 2010.

Number of
Securities
Remaining
Available
for Future Issuance
	Number of	Weighted-average	under Equity
	Securities	Exercise Price	Compensation Plan
	to be issued upon	of Outstanding	(excluding
	Exercise of	Options	securities reflected
Plan Category	Outstanding	($)	in column (a))
Equity Compensation Plan Approved by Securityholders	5,287,178	9.69	6,264,006
Equity Compensation Plan not approved by Securityholders	—	—	—
Total	5,287,178	—	6,264,006
PART 4
Amendments to the Articles of the Corporation
On February 14, 2011, the Companies Act (Québec) was replaced by the new Business Corporations Act (Québec) (the “Business Corporations Act”).
The new Business Corporations Act provides that a corporation may hold shareholder meetings at a place outside of the Province of Québec if the articles so allow or, in the absence of such a provision, if all the shareholders entitled to vote at the meeting, so consent.
The Board of Directors believes that it would be useful both to the Corporation and its shareholders to permit shareholder meetings to be held outside of the Province of Quebec.
The new Business Corporations Act further provides that if the articles so provide, the directors of a corporation that is a reporting issuer may appoint one or more additional directors to hold office for a term expiring not later than the close of the next annual shareholders meeting, provided that the total number of directors so appointed may not exceed one third of the number of directors elected at the previous annual shareholders meeting.
In the course of the Board’s succession planning process to nominate candidates to join the Board of Directors and develop their knowledge of the Corporation’s operations, the Board considered that such an amendment to the Corporation’s articles of incorporation would be beneficial to the Corporation and its shareholders in order to support this process and ensure a smooth transition from any retiring directors or otherwise departing directors, including maintaining critical competencies. The Board also believes that it would be beneficial to the Corporation and its shareholders to give the Board flexibility to add any additional candidates who possess expertise and knowledge relevant to the Corporation’s operations from time to time between two annual shareholder meetings.
Accordingly, the Board of Directors, at its meeting held on March 14, 2011, adopted a resolution, subject to confirmation of the Special Resolution by the shareholders, to amend the articles of incorporation of the Corporation. In accordance with the Business Corporations Act (Québec), amendments to the Corporation’s articles of incorporation must be approved by the shareholders. The shareholders will be asked to consider and, if deemed advisable, approve the following Special Resolution amending the articles of incorporation of the Corporation at the Meeting:
“BE IT RESOLVED AS A SPECIAL RESOLUTION OF THE SHAREHOLDERS:
THAT the articles of incorporation of the Corporation be amended to include provisions to the effect that: (i) the board of directors may, at its discretion, appoint one (1) or more directors, who shall hold office for a term expiring no later that the close of the next annual meeting of shareholders following their appointment, but the total number of directors so appointed may not exceed one-third (1/3) of the number of directors elected at the annual meeting of shareholders preceding their appointment; and (ii) a meeting of shareholders may be held outside of the province of Québec; and THAT any director or officer of the Corporation be authorized to execute and deliver Articles of Amendment under the Business Corporations Act (Québec) and to take any action as may be necessary or desirable to carry out the terms of this special resolution”.

PART 5
Amendments to the Corporation’s By-Laws
In accordance with the transitional provisions of the Business Corporations Act (Quebec) (the “Act”), the Corporation is governed by the Act since in came into force on February 14, 2011.
In this context, the Corporation would like to update its general by-laws passed by the directors on March 14, 2008 and confirmed by the shareholders at the annual meeting of May 12, 2008, and now known as “by-laws” and integrating, among other things, General Borrowing By-law No. C-3. To align the by-laws with the terminology and principles of the new applicable legal provisions, on March 14, 2011, the Board of Directors passed certain amendments to the by-laws as appears from the attached blacklined version (schedule E to the Circular) comparing the new provisions of the by-laws with the provisions of the former general by-laws. In accordance with the Act, these amendments are submitted to shareholders for approval by ordinary resolution attached as schedule D of the Circular.
Certain technical amendments were made to the text, such as the use of the terms “corporation” instead of “company”.
Substantive amendments to the themes mentioned hereinafter were also made in accordance with the Act or best governance practices.
With respect to matters affecting shareholders and the calling and holding of their meetings:
•	subject to the required amendments to articles described in this circular, an annual meeting may be held outside Quebec;

•	in accordance with the Act, the notice of all annual or special shareholders meetings must be given to shareholders entitled to vote at the meeting and to each director not less than 21 days and not more than 60 days before the date of the meeting;

•	a special general meeting may be requisitioned by shareholders entitled to do so, in accordance with the Act;

•	the required quorum to hold a shareholders meeting (subject to the provisions of the articles) is now twenty-five percent (25%) of the issued and outstanding shares carrying the right to vote at the meeting, held by at least two (2) shareholders present in person or represented by proxyholders;

•	all notices of adjournment of at least twenty-one (21) days must be given as for an original meeting;

•	the record date to determine shareholders entitled to receive notice of or to vote at a meeting is not less than 21 days and not more than 60 days before the date of the meeting;

•	any person entitled to attend a shareholders meeting may participate in the meeting by means of equipment enabling all participants to communicate directly with one another if the Corporation makes such equipment available to shareholders, and the vote may be entirely held using any equipment made available by the Corporation, the whole in accordance with the Act;

•	in the absence of the Chairman of the Board of Directors, the Executive Vice-Chairman of the Board and the President of the Corporation, the shareholders choose among one of their number a person to chair the shareholders meeting;

•	the by-laws confirm that the election of directors shall be decided by majority vote by shareholders entitled to vote.
With respect to matters of the Board of Directors and the powers of directors:
•	subject to the required amendments to articles described in this circular, the by-laws allow directors to appoint one or more additional directors to hold office for a term expiring not later than the close of the next annual shareholders meeting following this appointment, but the total number of directors so appointed may not exceed one third (1/3) of the number of directors elected at the annual shareholders meeting preceding this appointment;

•	in accordance with the Act, directors are reimbursed for charges and expenses described as “charges and expenses reasonably incurred in the exercise of their functions” as directors or committee members;

•	in accordance with the Act, the powers of the Board of Directors have been restated so as to provide the exercise by the Board of all powers necessary to manage, or supervise the management of, the business and affairs of the Corporation;

•	in accordance with the Act, it is not necessary to give notice of an adjourned meeting of the Board if the time and place of the adjourned meeting is announced at the same time as the adjournment;

•	in accordance with the Act, committee resolutions in writing and signed by all the directors entitled to vote at meetings of this committee now have the same force as if they had been passed during such meetings;

•	the composition and designation of the committees created by the Board are at its discretion. The committees do not need to be mentioned in the by-laws. For this reason, the reference to the administrative committee and the audit committee has been removed.
Repeal of General Borrowing By-Law No. C-3:
Since February 14, 2011, the borrowing by-law is part of the by-laws. Since the by-laws already provided provisions regarding borrowing powers, the provisions of the general borrowing by-law were repealed to avoid duplication.
Provisions regarding conflicts of interest:
The by-laws are now consistent with the Act by adopting general principles contained in the legal provisions dealing with conflicts of interest of directors and referring to the Act for their implementation, including the manner in which a director must disclose his interest in a contract or a transaction to which the Corporation is party.

Harmonization of provisions regarding the indemnification of directors:
Provisions allowing the Corporation to indemnify directors and officers of the Corporation (or a group in which the Corporation was a shareholder or creditor) have also been amended to be in line with the criteria set out in the Act.
Other amendments:
•	in accordance with the Act, the Corporation may, by resolution of the Board of Directors, relocate its head office within the judicial district in which it is located or, by special resolution of the shareholders, transfer its head office to another judicial district;

•	negotiable instruments may be signed by a person designated by a committee or another person to whom the Board has delegated this authority, generally or specifically;

•	as the Corporation may hold not only shares but also other interests in a corporation, legal person or other unincorporated group, the by-laws confirm that the voting rights attaching to the ownership of these other interests may be exercised in the same way and by the same persons designated by the by-laws to vote the shares held by the Corporation in these corporations, legal persons or other unincorporated groups;

•	given the provisions of the Act that the amendments to the by-laws be approved and confirmed in the same manner as the by-laws themselves, the provision for the repeal of past by-laws serves no useful purpose and was repealed.
PART 6
Other information
6.1 Interest of Insiders and Other Persons in Material Transactions
Management is not aware of any material interest of any Director or Officer of the Corporation, any proposed management nominee for election as Director of the Corporation or any associate or affiliate of any such person in any transaction since the beginning of the last completed financial year of the Corporation or in any proposed transaction that has materially affected or will materially affect the Corporation, any of its subsidiaries or affiliated companies.
6.2 Indebtedness of Directors and Executive Officers
As at December 31, 2010, there were no outstanding loans to any Senior Officer, Director or any nominee as Director of the Corporation made by the Corporation or its subsidiaries and divisions.
6.3 Corporate Governance
The Board of Directors of the Corporation considers good corporate governance to be important to the effective operations of the Corporation. The Corporation’s corporate governance policy adopted by the Board of Directors defines its functions and mandate. The Corporate Governance and Nominating Committee is responsible for the development, update, and disclosure of the Corporation’s corporate governance practices. In this regard, further to a recommendation from the Corporate Governance and Nominating Committee, the Board of Directors approved the adoption of a practice whereby shareholders may vote individually for each of the nominees as directors of the Corporation at Annual General Meetings of the Corporation. Under National Policy 58-201, corporate governance guidelines and National Instrument 58-101, disclosure of corporate governance practices of the Canadian Securities Administrators, the Corporation is required to disclose information relating to its corporate governance practices. This information is set out in Schedule A to this circular.
6.4 Information on the Audit Committee
Composition of the Audit Committee, Education and Experience of its Members
Cascades’ Audit Committee (the “Committee”) is composed of Messrs Robert Chevrier, (Chairman), Laurent Verreault, James B.C. Doak and Georges Kobrynsky. The Committee is governed by a charter which is set out in Schedule B to this circular. All the members of the Committee are independent as defined in section 1.4 of the Canadian Securities Administrators National Instrument 52-110 and are financially literate.
The following describes the relevant education and experience of each member of the Committee that provides him with (a) an understanding of the accounting principles used by the Company to prepare its financial statements, (b) the ability to assess the general application of such accounting principles, (c) experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to those that can reasonably be expected to be raised by the Corporation’s financial statements or experience actively supervising one or more persons engaged in such activities and (d) an understanding of internal controls and procedures for financial reporting.

Name of
Committee Member	Relevant Experience and Education

Robert Chevrier	Mr. Chevrier is a Fellow of the Institute of Chartered Accountants. He sits on the Boards of other Canadian listed companies and on other Audit Committees. His education and experience allows him to have a good understanding of the accounting principles used by the Company and he has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to those issues that can reasonably be expected to be raised by the Corporation’s financial statements.

Laurent Verreault	As Chairman of the Board of Directors and Chief Executive Officer of GLV Inc., a manufacturer of engineered equipment, primarily focused on the production of equipment for the pulp and paper industry, Mr. Verreault is both financially and operationally literate and understands the breadth and complexity of accounting issues that can reasonably be expected to be raised in the course of reviewing the Corporation’s financial statements. He is a member of the Board of Directors and a member of the Human Resources Committee of Group TMX Inc.

James B.C. Doak	An economist, Mr. Doak is President and Managing Director of Megantic Asset Management Inc., an investment company. He has more than 20 years of experience as a chartered financial analyst and is a past President and Director of the Toronto CFA Society. He has been a Board member of several public companies, namely, PetroKazahstan Inc., Superior Propane Inc., and Spar Aerospace Inc. He has held senior positions with ScotiaMcLeod Inc., First Marathon Securities Ltd. and McLeod Young Weir Ltd., and was the founder of Enterprise Capital Management Inc., where he served as President until 2002.

Georges Kobrynsky	Mr.Kobrynsky is a Director of companies and held the position of Senior Vice-President, Investments, Forest Products of the Société générale de financement du Québec from 2005 to 2010. He also held for more than 30 years, various senior positions at Domtar Inc. Mr. Kobrynsky is both financially and operationally literate and understands the breadth and complexity of accounting issues that can reasonably be expected to be raised in the course of reviewing the Corporation’s financial statements. He is a member of the Board of Directors and of the Audit Committee of Supremex Inc.
6.5 Civil Liability Insurance Policy for Directors and Executive Officers
The Corporation has contracted a civil liability insurance policy, which protects its Directors and Officers against various claims that may arise in the course of their mandate. The policy provides annual coverage of up to $35,000,000 in respect of civil liability awards paid or payable. The policy includes a $250,000 deductible clause for each claim made against the Corporation. The premium paid by the Corporation for the period from January 1, 2010 to December 31, 2010 is $246,981.
6.6 Other Business
The Management and the Board of Directors are not aware of any matters to come before the meeting other than as set forth in the Notice of meeting. If any other matters properly come before the meeting, it is intended that the persons named in the enclosed form of proxy will vote the same in accordance with their judgement of such matters.
6.7 Additional Information
Financial information concerning the Corporation is provided in the Corporation’s comparative financial statements and management’s discussion and analysis for the fiscal year ended December 31, 2010. Additional information relating to the Corporation is available at www.sedar.com. A copy of the Corporation’s most recent consolidated financial statements, interim financial statements, management’s discussion and analysis, Annual Information Form, and Management Proxy Circular may be obtained by shareholders, without charge, upon request to the Corporate Secretary of the Corporation at the following address:
Cascades Inc.
Corporate Secretariat
404 Marie-Victorin Blvd. P.0. Box 30
Kingsey Falls, Québec, J0A 1B0

6.8 Director Approval
The Board of Directors of the Company has approved the contents of this Management Proxy Circular and the sending thereof to the Shareholders.

(s) Robert F. Hall

Robert F. Hall
Vice-President, Legal Affairs
and Corporate Secretary
Kingsey Falls, Québec, March 17, 2011

SCHEDULE A
Statement of Corporate Governance Practices

	Board of Directors	Description

1)	BOARD OF DIRECTORS a) Disclose the identity of Directors who are independent.	The Board of Directors (the “Board”) has reviewed the independence of each Director on the basis of the definition provided in section 1.2 of Regulation 58-101 of the Canadian Securities Administrators. A Director is “independent” if he or she has no direct or indirect material relationship with the Corporation. A “material relationship” is one that could, in the view of the Board, be reasonably expected to interfere with the exercise of a Director’s independent judgment. To determine if a nominee is independent, the Board reviews the information provided by the Directors or the nominees by way of a questionnaire completed annually.. The independent Directors are: Messrs. Louis Garneau, Laurent Verreault, Robert Chevrier, David McAusland, James B.C. Doak and Georges Kobrynsky.

b) Disclose the identity of Directors who are not independent, and describe the basis for that determination.	Bernard Lemaire is Executive-Vice Chairman of the Board of the Corporation and brother of Laurent and Alain Lemaire;

Laurent Lemaire is Chairman of the Board of the Corporation and brother of Bernard and Alain Lemaire;

Alain Lemaire is President and Chief Executive Officer of the Corporation and brother of Bernard and Laurent Lemaire;

Martin P. Pelletier is the former President and Chief Executive Officer of Cascades Fine Papers Group Inc., retired since April 2002. He acts as a consultant to the Corporation;

Sylvie Lemaire is the daughter of Bernard Lemaire;

Paul R. Bannerman is Chairman of the Board of Directors of Etcan International Inc., (“Etcan”). Etcan is involved through an affiliated company in the sale of offset rolls together with the Corporation.

	c) Disclose whether or not a majority of the Directors are independent. If a majority of Directors are not independent, describe what the Board of Directors does to facilitate the exercise of independent judgment in carrying out its responsibilities.	Six of the twelve Directors proposed by management for election to the Board are independent.

	d) If a Director is presently a Director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the Director and the other issuer.	Information on the Directors who hold directorships with other public companies is set out at pages 8 to 10 of this circular.

	e) Disclose whether or not the independent Directors hold regularly scheduled meetings at which members of management are not in attendance. If the independent Directors hold such meetings, disclose the number of meetings held during the preceding twelve months. If the independent Directors do not hold such meetings, describe what the Board does to facilitate open and candid discussion among its independent Directors.	The independent Directors meet, without the presence of management, as required at the end of each regular meeting and meet together once a year. The independent Directors held one meeting during the 2010 financial year.

	f) Disclose whether or not the Chair of the Board is an independent Director. If the Board has a Chair or lead Director who is an independent Director, disclose the identity of the independent Chair or lead Director, and describe his or her role and responsibilities. If the	The positions of Chief Executive Officer and Chairman of the Board are separate. The Chairman of the Board is not independent. Mr. Robert Chevrier acts as lead Director. He oversees the responsibilities of the Independent Directors and assumes other

	Board of Directors	Description
	Board has neither a Chair that is independent nor a lead Director that is independent, describe what the Board does to provide leadership for its independent Directors.	responsibilities, which the Independent Directors as a whole might designate from time to time. He chairs periodic meetings of the Independent Directors and sets their agenda and reports to the Board on their deliberations, as required.

	g) Disclose the attendance record of each Director for all Board meetings held since the beginning of the most recently completed financial year.	The Board held nine meetings during the 2010 financial year. A record of attendance by Directors at meetings of the Board and its Committees held during the fiscal year ended December 31, 2010 is set out under the heading “Directors Attendance Record to Board and Committee Meetings” on page 11 of this circular.

2)	BOARD MANDATE Disclose the text of the Board’s written mandate. If the Board does not have a written mandate, describe how the Board delineates its role and responsibilities.	The Board has adopted a Corporate Governance Policy, (the “Policy”) the integral text of which is set out in Schedule C to this circular.

3)	POSITION DESCRIPTIONS
	a) Disclose whether or not the Board has developed written position descriptions for the Chair and the Chair of each Board Committee. If the Board has not developed written position descriptions for the Chair and/or the Chair of each Board Committee, briefly describe how the Board delineates the role and responsibilities of each such position.	The Board has adopted a written position description for the Chair whose responsibilities are set out in the Corporate Governance Policy in Schedule C to this circular. The Board has also adopted a written position description for the Chairs of Board Committees which is set out Schedule C-2 to this Circular.

	b) Disclose whether or not the Board and CEO have developed a written position description for the CEO. If the Board and CEO have not developed such a position description, briefly describe how the Board delineates the role and responsibilities of the CEO.	The Policy defines the role and responsibilities of members of Senior Management including the Chief Executive Officer as follows: he is responsible for implementing the Corporation’s strategic and operational objectives and for the execution of the Board’s decisions. He oversees the management of the Corporation’s activities as well as its subsidiaries and divisions in order to attain the identified objectives. The responsibilities are set out in Schedule C-1 to the Corporate Governance Policy.

4)	ORIENTATION AND CONTINUING EDUCATION
a) Briefly describe what measures the Board takes to orient new Directors regarding

i) the role of the Board, its Committees and its Directors, and

ii) the nature and operation of the issuer’s business.
The Board has implemented an orientation and education program for new members of the Board.. The main objective of the education program is to afford each new director the opportunity to become familiar with the Corporation’s activities and to better understand the stakes and challenges faced by the Corporation. Each Director receives a Director’s Manual that is updated periodically. The Manual contains pertinent material and information on the Corporation, the Board, and its Committees. Directors meet with the Chairman of the Board, the President and Chief Executive Officer and members of Senior Management to discuss the Corporation’s operations and are given periodic presentations on a particular business unit or on a specific business development. In the course of this program, new Directors benefit from guided tours of the Corporation’s installations and meet with management.

	b) Briefly describe what measures, if any, the Board takes to provide continuing education for Directors. If the Board does not provide continuing education, describe how the Board ensures that its Directors maintain the skill and knowledge necessary to meet their obligations as Directors.	From time to time, the Corporation offers Board members the opportunity to attend presentations to keep them informed on regulatory and industry requirements and standards that may affect their role and responsibilities. For example, during the fiscal year ended December 31, 2010, a presentation on the conversion to IFRS (International Financial Reporting Standards) was given to Board members as well as the impact on the Corporation of the conversion to the new financial reporting standards.

5)	ETHICAL BUSINESS CONDUCT
a) Disclose whether or not the Board has adopted a written code for the Directors, officers, and employees. If the Board has adopted a written code:

i) disclose how a person or company may obtain a copy of the code;

ii) disclose how the Board monitors compliance with
The Corporation has adopted a Code of Ethics (the “Code”) that is meant to provide Directors, officers and employees with general guidelines for acceptable behaviour in all relationships with each other, customers, suppliers, partners, and the communities where the Company operates its activities.

The Code is available on the Corporation’s Website at

	Board of Directors	Description

its code, or if the Board does not monitor compliance, explain whether and how the Board satisfies itself regarding compliance with its code; and

iii) provide a cross-reference to any material change report filed during the last financial year that pertains to any conduct of a Director, or executive officer that constitutes a departure from the code.
www.cascades.com and may be obtained upon written request to the Corporate Secretary at 404, Marie-Victorin Blvd, P.O. Box 30, Kingsey Falls, Quebec, JOA 1BO.

The Corporate Governance and Nominating Committee and the Board regularly monitor compliance with the Code and ensure that management encourages a culture of ethical business conduct.

The Board has not granted any waiver to the Code in favour of a Director or Executive Officer. Accordingly, no material change report has been filed.

	b) Describe any steps the Board takes to ensure Directors exercise independent judgment in considering transactions and agreements in respect of which a Director or executive officer has a material interest.	The Corporate Governance and Nominating Committee and the Board monitor the disclosure of conflicts of interest by Directors and ensure that no Director will vote nor participate in a discussion on a matter in respect of which such Director has a material interest.

	c) Describe any other steps the Board takes to encourage and promote a culture of ethical business conduct.	The Corporation has developed and implemented and the Board has approved various corporate policies including a Policy on Disclosure of Information, a Policy on the Treatment of Complaints, and a Policy on Harassment in the Workplace. The Corporation has implemented a training program for all employees on the contents of the Code and the Corporation’s expectations in this regard. An on line training session on the Corporation’s intranet site also exists for new employees. The Corporation has also put in place an ethics telephone line allowing employees to report anonymously any concerns regarding compliance with the Code or questions relating to auditing and accounting matters.

6)	NOMINATION OF DIRECTORS a) Describe the process by which the Board identifies new candidates for Board nomination.	Together with the Chairman of the Board, this responsibility has been assigned to the Corporate Governance and Nominating Committee, which is composed of three independent Directors. The Committee has the responsibility to identify and recommend to the Board, nominees for election to the Board. The Committee evaluates the composition and size of the Board, examines the areas of expertise of the Board members and recommends to the Board a list of candidates for election to the Board.

	b) Disclose whether or not the Board has a nominating Committee composed entirely of independent Directors. If the Board does not have a nominating committee composed entirely of independent Directors, describe what steps the Board takes to encourage an objective nomination process.	The Corporate Governance and Nominating Committee’s mandate includes this responsibility. The Corporate Governance and Nominating Committee is composed of three independent Directors.

	c) If the Board has a nominating committee, describe the responsibilities, powers, and operation of the nominating committee.	The Corporate Governance and Nominating Committee is responsible for the elaboration, update, and disclosure of the Corporation’s practices relative to corporate governance. The Committee coordinates the recruitment of new directors, reviews candidates for directorships, and submits its recommendations to the Board of Directors. It coordinates the annual assessment of the effectiveness of the Board of Directors and the contribution of Directors.

7)	COMPENSATION a) Describe the process by which the Board determines the compensation for the officers	The Board has established a Human Resources Committee whose responsibility consists in recommending to the Board the compensation for Executive Officers of the Corporation.

	b) Disclose whether or not the Board has a compensation committee composed entirely of independent Directors. If the Board does not have a compensation committee composed entirely of independent Directors, describe what steps the Board takes to ensure an objective process for determining such compensation.	The Human Resources Committee is composed of three independent Directors.

	Board of Directors	Description
	c) If the Board has a compensation committee, describe the responsibilities, powers, and operation of the compensation committee.	This Committee is responsible for reviewing and making recommendations to the Board of Directors (the “Board”) with respect to the annual compensation for the President and Chief Executive Officer, all in accordance with the compensation policy. The Committee reviews and makes recommendations to the Board with respect to the annual compensation to members of senior management, taking into account the President and Chief Executive Officer’s recommendations, all in accordance with the compensation policy. The Committee reviews annually and as required, the salary structure as well as the global compensation including salaries and compensation incentive plans and, if appropriate, makes recommendations to the Board. It assesses the performance of the Chief Executive Officer and members of senior management and submits its recommendations, if necessary. The Committee reviews practices put in place by the Corporation relating to recruitment, training, development, and succession of senior management and submits its recommendations to the Board on the appointment of the Chief Executive Officer and other senior executives. It reviews and makes recommendations to the Board on the granting and terms and conditions of exercise of stock options to those persons eligible in accordance with the Corporation’s Stock Option Plan. In addition, it recommends the appropriate type of compensation for the Directors. If required, the Committee retains the services of outside consultants, specialized in compensation to assist it in performing its mandate.

	d) If a compensation consultant or advisor has, at any time during the last financial year, been retained to assist in determining compensation for the Directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work, state that fact and briefly describe the nature of the work.	No compensation consultant was retained during the financial year 2010.

8)	OTHER BOARD COMMITTEES If the Board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.	The Environment, Health and Safety Committee’s mandate consists in regularly reviewing the Corporation’s performance to verify that the Company’s operations are conducted in accordance with industry norms as well as those standards imposed by laws and regulations on the quality of the environment. It is also charged with regularly reviewing the Corporation’s performance in matters of health and safety in the workplace to verify that the Corporation’s operations attain or surpass industry norms and respect the standards imposed by law.

9)	ASSESSMENTS
	Disclose whether or not the Board, its committees, and individual Directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the Board satisfies itself that the Board, its committees, and its individual Directors are performing effectively.	The assessment of the effectiveness of the Board and its Committees is a matter for the Corporate Governance and Nominating Committee. The effectiveness is measured through a self evaluation questionnaire that is sent annually to all the Directors. The questionnaire deals with the responsibilities, structure and functions of the Board, the performance of the Board, of the Directors and the committees as well as the performance of the Chief Executive Officer and Chairman of the Board. The results are reported to the Chairman of the Board. The Chairman reports to the Board, as appropriate.

SCHEDULE B
Charter of the Audit Committee of the Board of Directors of Cascades Inc.
1. Purpose
The purpose of this charter is to describe the role of the Audit Committee (the “ Committee ”) as well as its duties and responsibilities delegated by the Board of Directors (the “Board”). The main duty of the Committee is to assist the Board in fulfilling its oversight responsibilities with respect to the following issues:
•	The quality and integrity of the Company’s financial statements;

•	Accounting and financial reporting process;

•	Systems of internal accounting and financial controls;

•	External auditors qualifications, independence and performance;

•	Internal audit function and process;

•	The Company’s compliance with legal and regulatory requirements;

•	Fulfill any other responsibilities assigned to it from time to time by the Board.
2. Division of responsibilities
In carrying out the duties of the Committee described in this charter, the members of the Committee recognize that its function is to oversee the Company’s financial reporting process on behalf of the Board as well as to report its activities regularly to the Board. Management of the Company is responsible for the preparation, the presentation and the integrity of the Company’s financial statements and for the effectiveness of internal control over financial reporting.
Management and the internal audit service are responsible for maintaining appropriate accounting and financial reporting principles and policies as well as internal controls and procedures that provide for compliance with accounting standards and applicable laws and regulations. The auditors are responsible for planning and carrying out audits of the Company’s annual and interim financial statements and annually auditing management’s assessment of the effectiveness of internal control over financial reporting and other auditing procedures.
In performing their duties, the members of the Committee must have open and free discussions with the Board, the external auditors, the internal auditor, and management of the Company.
3. Composition and organization
The Committee shall be composed of a minimum of three directors, as appointed by the Board at its first meeting following the annual shareholders meeting. Each member must be an unrelated or independent director.
Each Committee member must be financially literate and at least one member must have accounting or related financial management expertise, as determined by the Board.
The Committee will appoint one of its members as Chairman and the Secretary or Assistant-Secretary of the Company or the person designated as Secretary will be secretary for all meetings of the Committee and will keep minutes of the Committee’s deliberations.
4. Meetings and resources
The Committee shall meet at least four times a year, or more frequently if circumstances so dictate. By virtue of its mandate to foster open relations, the Committee shall also meet separately and in camera for discussions with the internal auditor, management and with the external auditors, as required.
The Committee shall establish its own rules and procedures (subject to any specific guidelines from the Board) and shall meet at the place and in accordance with the terms prescribed by its rules. A quorum shall not be less than a majority of the members of the Committee.
The Chairperson of the Committee determines the agenda for each meeting in consultation with the Vice-President and Chief Financial Officer, the Secretary and the Internal Auditor. The agenda and supporting documentation are distributed to the members of the Committee within a reasonable timeframe prior to the meetings.
The Chairman of the Committee shall report quarterly and when required to the Board on the Committee’s activities and will make recommendations concerning all matters it deems necessary or appropriate.
The Committee shall at all times have direct access to management, to the internal auditor and to the external auditors in order to seek explanations or information on specific questions.

The Committee shall have the resources and the authority appropriate to carry out its duties, including the authority to retain, as it deems necessary, counsel, and other external consultants and to set and pay their compensation, without further Board approval.
In carrying out its duties and to meet its responsibilities, the Committee shall examine the books and relevant accounts of the Company, its divisions, and its subsidiaries.
5. Duties and responsibilities
In addition to, the above-mentioned responsibilities, the Committee shall address the following questions:
5.1 Financial reporting
•	Monitor the quality and integrity of the Company’s accounting and financial reporting system through discussions with management, the external auditors and the internal auditor;

•	Review with management and the external auditors the annual audited financial statements of the Company, including the information contained in management’s discussion and analysis, related press releases and the external auditors report on the annual financial statements prior to public disclosure and filing with the Securities Administrators;

•	Review the unaudited interim financial statements, including management’s discussion and analysis for each interim period of the fiscal year and related press releases prior to public disclosure and filing with the Securities Administrators;

•	Review the financial information contained in prospectuses, offering memoranda, the annual information form and other reports that include audited or unaudited financial information submitted for approval by the Board;

•	Review with the external auditors and management, the quality, appropriateness and disclosure of the Company’s accounting principles and policies, the underlying assumptions and reporting practices, and any proposed changes thereto;

•	Review financial analyses and other written communications prepared by management, the internal auditor or external auditors, setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative generally accepted accounting principles methods (“GAAP”) on the financial statements;

•	Verify the compliance of management certification of financial reports with applicable legislation;

•	Review important litigation and any regulatory or accounting initiatives that could have a material effect upon the Company’s financial situation or operating results and the appropriateness of the disclosure thereof in the documents reviewed by the Committee;

•	Review the results of the external audit, and any significant problems encountered in the performance of the audit, and management’s response or action plan related to any management letter issued by the external auditors.
5.2 Risk management and internal control
•	Periodically receive management’s report assessing the adequacy and effectiveness of the Company’s disclosure controls and procedures and systems of internal control;

•	Review insurance coverage for the Company annually and as may otherwise be appropriate;

•	Review the Company’s risk assessment and risk management policies, including the Company’s policies regarding hedging, investment and credit;

•	Review significant capital costs and other major expenditures, related party transactions and any other transactions which could alter the Company’s financial or corporate structure, including off-balance sheet items;

•	Assist the Board in carrying out its responsibility for ensuring that the Company is compliant with applicable legal and regulatory requirements;

•	While ensuring confidentiality and anonymity, establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, including employee concerns regarding accounting or auditing matters.

•	Periodically review with the Board, the external and internal auditors, and members of management, the Company’s anti-fraud program and practices.
5.3 Internal Audit Function
•	Review with management, the internal audit staff qualifications and experience and, if required, recommend the appointment or replacement of the internal auditor;

•	Regularly assess the internal audit function’s performance, its responsibilities, its staffing, budget and the compensation of its members;

•	Annually review the internal audit plan;

•	Undertake private discussions with the internal auditor to establish internal audit independence, the level of co-operation received from management, the degree of interaction with the external auditors, and any unresolved differences of opinion or disputes.
5.4 External Auditors
•	Recommend to the Board, the appointment of the external auditors and, if appropriate, their removal (in both cases, subject to shareholder approval), evaluate and compensate them and assess their qualifications, performance and independence;

•	Ensure that as representatives of the shareholders, the external auditors report to the Committee and to the Board;

•	Approve all auditing services provided by the external auditors and determine and approve in advance non audit services provided, in compliance with applicable legal and regulatory requirements;

•	Discuss with the external auditors the quality and not just the acceptability of the Company’s accounting principles but also the quality of those principles, including: i) all critical accounting policies and practices used; ii) any alternative treatments of financial information that have been discussed with management, the ramification of their use as well as; iii) any other material written communications between the Company and the external auditors, including any disagreement or unresolved differences of opinion between management and the external auditors that could have an impact on the financial statements;

•	Review at least once a year the external auditors report stating all relationships the external auditors have with the Company and confirming their independence, and holding discussions with the external auditors as to any relationship or services that may impact the quality of the audit services or their objectivity and independence;

•	Review the Company’s hiring policies for employees or former employees of the external auditors.
5.5 Performance Evaluation of the Committee
Prepare and review, with the Board, an annual performance evaluation of the Committee and its members and assess once a year, the adequacy of its mandate and, if required, make recommendations to the Board.

SCHEDULE C
Corporate Governance Policy
INTRODUCTION
This document describes the guidelines towards effective corporate governance for Cascades Inc., (the “Company or the Corporation”). The term “Corporate Governance”, means those methods and systems developed by the Board of Directors to manage and operate the Company’s activities, the whole, in the best interests of the Company and its Shareholders.
1. Board mandate
1.1 General Mandate
The Board of Directors has a mandate to ensure the Corporation governance and to discharge its responsibilities in accordance with applicable laws, regulations and the policies of the Corporation.
1.2 Corporate Governance
The Board of Directors is responsible for developing methods and systems, which will insure that the Corporation complies with its corporate governance obligations in accordance with the guidelines adopted by Canadian Securities Regulators and norms of other regulatory agencies. The Board of Directors therefore assumes responsibility for the following subjects:
•	Adoption of a procedure for the establishment and evaluation of a strategic plan;

•	Identification of the principal risks inherent to the business and developing appropriate risk management procedures;

•	Succession planning, including the appointment, training and appraisal of Executive Officers;

•	Adoption of a communications policy for the Corporation;

•	Ensuring the integrity of the internal accounting controls and management information systems of the Corporation;

•	Conducting the affairs of the Corporation in accordance with the law; and ensuring the integrity of the financial statements of the Corporation;

•	Ensures that rules of ethics are established for the Directors, officers, and employees of the Corporation and that adequate procedures are put in place in order to ensure compliance.
1.3 Appointment and Evaluation of Executive Officers
The Board is responsible for:
•	The appointment of the President and Chief Executive Officer;

•	The approval of the designation of other Executive Officers;

•	The evaluation of the performance of the President and Chief Executive Officer and other Executive Officers;

•	To ensure that the objectives of the strategic plan of the Corporation are carried out in an effective manner.
For the purposes of this document, “Executive Officers” refers to the following positions:
•	The Chairman of the Board;

•	The Executive Vice-Chairman of the Board;

•	The President and Chief Executive Officer;

•	The Chief Operating Officer;

•	The Presidents of the principal subsidiaries and divisions,

•	Executive Officers of Cascades Inc., including:
•	The Vice-President, and Chief Financial Officer,

•	The Vice-President, Business Development

•	The Vice-President, Human Resources

•	The Vice-President, Organizational Development,

•	The Vice-President, Corporate Services,

•	The Vice-President, Purchasing and Internal IT Consultant,

•	The Vice-President, Information Technology ,

•	The Vice-President, Communications and Public Affairs,

•	The Vice-President, Environment,

•	The Corporate Secretary; and

•	Any other Officer of Cascades Inc.
2. Composition of the board of Directors
2.1 Directors independence
The Board recognizes the importance of the contributions of the independent Directors and priority will be given on this basis in the selection of new Board members. An independent Director means a Director that has no direct or indirect material relationship with the Corporation that could in the view of the Board of Directors, be reasonably expected to interfere with the exercise of a Director’s independent judgment.

2.2 Assessment of directors
The Board of Directors shall undertake on a regular basis an assessment of its effectiveness and that of its Committees and its members individually, to ensure that the Board functions in an efficient manner.
2.3 Outside directors
The independent Directors shall meet without the presence of related Directors or members of Senior Management at least once a year.
2.4 External consultants
Subject to the approval of the Corporate Governance Committee and Nominating Committee, Directors may retain the services of external consultants, at the Corporation’s expense, in appropriate circumstances, in order to assist them in carrying out their duties.
3. Operation and responsibilities of the board of Directors
3.1 Operation of the Board of Directors
The Board discharges its responsibilities either directly or through its committees.
The Board determines the expectations with respect to Directors and their responsibilities.
3.2 Mandate of the Chairman of the Board
The Board of Directors (the “Board”) has as a policy not to entrust to the same person the functions of Chairman of the Board and Chief Executive Officer. If the Chairman of the Board is not independent, the independent Directors appoint a lead Director.
The Chairman of the Board’s principal responsibilities are to supervise and oversee the Board and assist it in discharging its functions and responsibilities in an effective manner and independently of management. The Chairman of the Board has the following responsibilities, namely:
•	Provide leadership to enhance Board effectiveness;

•	Act as liaison between the Board and management;

•	Assist in representing the Corporation, as required, to external groups;

•	Oversee the application of good corporate governance;

•	Preside at meetings of the Board and annual and special meetings of Shareholders;

•	Participate in the preparation of the agenda for each Board meeting;

•	Supervise the Board committees’ work and, in this regard, the Chairman of the Board may attend as a participant all Board committee meetings without the right to vote (save for those committees of which he is a member);

•	Ensure that an appropriate set of documents is provided to each Director in a timely manner prior to the meeting;

•	Facilitate Board assessment and his performance assessment and the implementation of improvements;

•	Provide suitable directives to the Board members to assist them in discharging their responsibilities;

•	Ensure that recently elected or appointed Directors benefit from an orientation and education program.
3.3 Responsibilities of Executive Officers
The Executive Officers of the Corporation are responsible for i) developing the strategic plan and business plan for the Corporation and each of its business sectors, the plans must be submitted to the Board for its consideration; ii) implementing the strategic plan and business plan approved by the Board; and iii) all decisions relating to the day-to-day management of the affairs of the Corporation and its subsidiaries. The mandate of the Chief Executive Officer is outlined in Schedule C-1 to this Policy.
3.4 Major decisions
The Board of Directors must be consulted on decisions affecting the Corporation, its subsidiaries and joint ventures, including, namely:
•	Adoption of the strategic plan;

•	Approval of the annual budgets;

•	Approval of the annual and quarterly financial statements of the Corporation as well as the annual and quarterly reports and the annual information form;

•	Any acquisition or sale of assets, the value of which (including acceptance of debt) exceeds the greater of 5% of the net value of the Corporation or 15 million;

•	Appointment and evaluation of Executive Officers of the Corporation and determination of their compensation and other conditions of employment;

•	The declaration of dividends;

•	Any form of indebtedness, the total value of which exceeds the greater of 2.5% of the net value of the Corporation or $15 million;

•	All capital expenditures exceeding the greater of 2.5% of the net value of the Corporation or $15 million;

•	Any purchase, repurchase or other acquisition of the shares of the Corporation;

•	Any transaction between the Corporation and a related party.
3.5 Board Committees
The Board has established the following Committees in order to assist it in carrying out its duties:
•	The Administrative Committee;

•	The Human Resources Committee;

•	The Audit Committee;

•	The Environment, Health and Safety Committee; and

•	The Corporate Governance and Nominating Committee.
3.6 Committee mandates
The mandate of each Committee forms an integral part of this Corporate Governance Policy.
3.7 Other committees
The Board may, at its discretion, establish other committees to assist it in carrying out its duties.
3.8 Committee composition
In general, the Committees of the Board of Directors should be composed of independent Directors, the majority of whom are unrelated. Notwithstanding the above, the Board may, if deemed appropriate, appoint related Directors to the Committees. The Committees shall appoint a Chair to preside over the Committees meetings. The duration of the Chairmen’s mandate shall not exceed three years.
4. Other corporate governance issues
4.1 Policy on insiders
The Corporation’s Policy on Insider Trading and Privileged Information that is attached to the Corporation’s Code of Ethics forms an integral part of this Corporate Governance Policy.
4.2 Code of Ethics
The Corporation’s Code of Ethics, which is available on the Corporation’s Web site, forms an integral part of this Corporate Governance Policy.
5. Effective date
This Corporate Governance Policy will come into force and be effective as of December 12, 2002.

SCHEDULE C-1
Mandate of the Chief Executive Officer
Reporting to the Board of Directors (the “Board”), and as one of its members, the Chief Executive Officer is responsible for implementing Cascades Inc.’s (the “Company or the Corporation”) strategic and operational objectives and for the execution of the Board’s decisions.
Responsibilities
The Chief Executive Officer has the following responsibilities:
A)	With respect to strategic planning

•	With the advice and counsel of senior management, formulate, and recommend to the Board, a long-term strategy that will promote shareholder value;

•	Assume ultimate accountability for the execution of the Corporation’s strategy and policies and, if applicable, for their communication to the Corporation’s senior management as well as to the Corporation’s external partners;

•	Submit to the Board annual business plans and budgets that support the Corporation’s strategy and, when approved by the Board, implement such business plans within the parameters of such budgets.

B)	With respect to operations of the Company

•	Oversee the management of the Corporation’s activities as well as its subsidiaries and divisions in order to attain the identified objectives;

•	Identify and manage the risks and business opportunities presented to the Corporation in the course of its business activities;

•	Monitor the hiring, compensation and performance assessment of senior management in consultation with the Human Resources Committee.

C)	With respect to corporate governance matters

•	Serve as the Corporation’s key spokesperson, as required, to external interested parties such as shareholders and other security holders, the business community, the media and governmental authorities;

•	Collaborate with the Chairman of the Board and the Corporate Secretary in establishing Board agendas and ensuring that the Chairman of the Board as well as its members are kept informed of the overall business operations of the Corporation and of its subsidiaries and of major issues facing them;

•	Maintain effective channels of communication with the Chairman and the Board as a whole and meet periodically and, as required, with the Chairman of the Board and other Board members in order to ensure that they receive all desired information on a timely basis as well as access to management;

•	Foster a corporate culture based on the values stated in the Corporation’s Philosophy which include namely, respect, integrity, discipline and financial rigor.

•	Ensure that the Corporation has an accounting system in place capable of producing financial statements that fairly reflect the Corporation’s financial situation and enable investors to understand the Corporation’s business and to make investment decisions accordingly.

SCHEDULE C-2
Description of the Responsibilities of the Chairs of the Committees of the Board of Directors
1.1 Role
Each committee of the Board of Directors (the “Board”) is chaired by an independent director (the “Committee chair”). The Committee chair is responsible for the management and the effective performance of his or her committee. He or she takes all reasonable measures to ensure that the committee fully executes its mandate.
The principal responsibilities of the chairs of the committees include the following:
A)	provide leadership to enhance committee effectiveness

•	take all reasonable steps to ensure that the committee works as a cohesive group and provide the leadership essential to achieve this;

•	take all reasonable steps to ensure that the resources available to the committee (in particular, timely and relevant information) are adequate to support its work;

•	take all reasonable steps to ensure that a process is in place for the assessment on a regular basis of the effectiveness of the committee and the contribution of each of its members.

B)	Managing the committee

•	chair committee meetings and report to the Board following each committee meeting on any issues considered by the committee;

•	set the agenda for each committee meeting in cooperation with the Secretary or Assistant Secretary;

•	adopt procedures allowing the committee to conduct its work effectively and efficiently;

•	take all reasonable steps to ensure that the conduct of committee meetings facilitates discussions and provides adequate time for serious in depth discussion of the business under consideration;

•	oversee the committee’s full discharge of its responsibilities.
1.2 Performance Assessment
The Corporate Governance and Nominating Committee, together with the Board Chair, annually supervises the performance assessment of each Committee chair and reports to the Board on such assessment.

SCHEDULE D
Resolution Relating to the By-Laws
Cascades Inc.
Resolution of the Shareholders of the Corporation
May 12, 2011
“BE IT RESOLVED AS A RESOLUTION OF THE SHAREHOLDERS:
THAT the amendments to the Corporation’s By-Laws, as described in the Management Proxy Circular of the Corporation dated March 17, 2011, enacted and made by the directors of the Corporation on March 14, 2011, including the repealing of the Corporation’s General Borrowing By-law no. C-3 be, and they are hereby, approved and ratified; and THAT any one director or officer of the Corporation be authorized to execute all such documents and to take any action as may be necessary or desirable to carry out the terms of this ordinary resolution.”

SCHEDULE E
Text of the By-Laws of the Corporation
CASCADES INC.
~~GENERAL~~ BY-LAWS
BY-LAW NO. 20~~08~~11-1
Article I — Interpretation
1. Definitions
“Act” means the ~~Companies~~Business Corporations Act (Quebec), R.S.Q., c. ~~C~~S-3~~8~~1.1 as well as any amendment made thereto;
~~“Articles” means the Articles of Incorporation, amendment or amalgamation of the Company which are annexed to the Certificate of Incorporation, amalgamation or continuation as well as any amendment made thereto;~~
“Board” or “Board of Directors” also means ~~collectively~~all the directors of the ~~Company~~Corporation;
“Corporation” means “Cascades Inc;
“directors” also means the Board of Directors;
"~~By~~by-laws” means ~~the present~~these by-laws ~~and~~, any other by-laws, such as those provided in section 726 of the ~~Company which are then in force~~Act, as well as any ~~modifications~~amendments made thereto~~;~~.
~~“Directors” also means the Board of Directors.~~
The terms and expressions defined in the Act have the same meaning when used in the by-laws.
2. Rules of Interpretation
Terms used in the singular only include the plural and vice versa and terms used in the masculine gender ~~shall~~ include the feminine gender and vice versa, and words and expressions denoting natural persons also refer to legal persons including corporations~~, companies, or any other group of natural or legal persons~~ and all other unincorporated groups.
3. Titles
Titles used in these ~~general~~ by-laws are for ease of reference only and shall not be considered in the interpretation of the provisions contained herein nor shall they be deemed to modify or explain the scope or meaning of such terms and provisions.
Article II — Head office
1. Head office
Subject to ~~subsequent amendments in accordance with the provisions of the Act~~the following, the ~~address of the~~Corporation’s head office ~~of the Company shall be determined by resolution of the Board of Directors~~is located within the ~~boundaries~~limits of the Judicial District of Drummond.
The ~~Company may~~Corporation may, by special resolution of the shareholders, transfer its head office to ~~any other Judicial District by amending its articles and this amendment will be effective as of the date indicated on the certificate of amendment.~~another judicial district.
The Corporation may, by resolution of the Board of Directors, relocate its head office within the judicial district in which it is located.
2. Offices
The Corporation may have offices anywhere in Quebec, in Canada or elsewhere as the directors may determine from time to time by resolution.

Article III — Meetings of shareholders
1. Annual Meeting
The annual ~~general meeting of~~ shareholders meeting shall be held each year on the date and at the time that the Board of Directors determines, for the purpose of receiving the financial statements and ~~related~~ auditors’ report, electing the directors and appointing the auditors and authorizing the Board of Directors to ~~fix~~set their ~~remuneration~~compensation and taking cognizance of and transacting any business that may legally be brought before the meeting.
The annual ~~general meeting of~~ shareholders meeting shall be held at the head office of the ~~Company~~Corporation or at such other place ~~in the Province of Quebec~~ as may be determined by the Board of Directors.
An annual meeting may also constitute a special meeting for the purpose of taking cognizance of and transacting any business that may be transacted at a special meeting.
2. Special Meeting
A special ~~general meeting of~~ shareholders meeting, whether general or not, may be called at any time by order of the Chairman of the Board of Directors, the President of the ~~Company~~Corporation or the Board of Directors. A special meeting, whether general or not, may be held separately or as part of an annual meeting.
Special ~~meetings of~~ shareholders meetings shall be held at the head office of the ~~Company~~Corporation or at such other place ~~in or outside the Province of Quebec~~ as may be ~~designated~~determined by the Board of Directors~~. However, if the agenda of the special meeting of shareholders provides for the election of directors, such meeting shall be held in the Province of Quebec.~~
3. Calling of a Special General Meeting by Shareholders
The Board of Directors shall be required to ~~convene~~call a special general meeting of shareholders when ~~requisitioned in writing by~~ holders of not less than ~~one-tenth~~10% of the issued shares of the ~~Company of that class or classes of shares which, on the date of the requisition,~~Corporation that carry the right to vote ~~at the meeting sought to be held. The requisition shall~~so requisition in a written notice signed by at least one of the shareholders. This requisition must state the business to be transacted at the meeting~~, which business must be within the powers of the general meeting of shareholders~~ and must be sent to each director and to the head office of the Corporation. The Board of Directors must call the shareholders meeting on receiving the requisition. If the meeting is not called ~~and held~~ within twenty-one (21) days ~~from the date on which~~after receiving the requisition ~~is delivered to the head office of the Company to the attention of the Secretary, any shareholders, whether or not they~~, any shareholder who signed the requisition~~, who hold not less than one-tenth of the issued shares of the Company that carry the right to vote at the meeting sought to be held may call such~~ may call the special general meeting.
4. Notices and ~~o~~Other Communications
Subject to the provisions of paragraph 3 of this Article III, a written notice ~~of~~specifying the ~~date,~~ time, place and ~~purpose of any~~business to be transacted at the meeting ~~of shareholders shall be given to everyone whose name is entered in the relevant register and~~must be sent to each shareholder entitled to vote at the meeting and to each director. The notice ~~shall be delivered or mailed at least twenty-one (21)~~must be sent not less than 21 days ~~but~~and not more than ~~fifty (50)~~60 days before the ~~date of the~~ meeting. Such notice shall be given by the Secretary or by any other officer of the ~~Company designated~~Corporation appointed by the ~~Directors or by the person calling the meeting. It is not required that the~~directors or by the shareholder who signed the requisition. The notice does not need to be signed by hand.
Any notice, communication or document ~~to be given by~~that the ~~Company~~Corporation must give, pursuant to the Act, the ~~A~~articles, these by-laws or otherwise, to a shareholder, director, officer or auditor shall be sufficiently given if delivered personally to the person to whom it is to be given, or if delivered to his recorded address, or if mailed by prepaid mail addressed to him at this recorded address.
In addition to the foregoing, any such notice, communication or document required to be given may instead be delivered by the ~~Company~~Corporation in an electronic or other technologically enhanced format, provided that the requirements of the applicable law in respect of such delivery have been complied with in all respects, including, where required, receipt by the ~~Company~~Corporation of the prior consent of the recipient to the delivery of such notice, communication or document in electronic or other technologically enhanced format and the designation by the recipient of the information system for receipt thereof.
5. Address of Shareholders ~~Address~~
~~Each~~Every shareholder ~~must furnish to the Company~~shall provide the Corporation with a postal address or an electronic address ~~to~~at which all notices intended for such shareholder may be sent ~~any notice addressed to him~~. Any notice sent to the shareholder whose name appears on the registers of the ~~Company~~Corporation at the time of such sending is enforceable ~~to~~against any other person who has acquired any rights to such shares as long as such party has not otherwise requested that the registers of the ~~Company~~Corporation be ~~modified~~amended by entering ~~such party’s~~his own name and address.

6. Failure to Give Notice
Any involuntary failure to ~~give~~send a notice of a meeting or non-receipt of such notice by a shareholder shall not invalidate any resolution passed or any proceedings conducted at such meeting.
7. Incomplete Notice
Any involuntary failure to mention in the notice of annual ~~general~~ or special meeting any matter which the Act or the~~se~~ by~~-~~-laws require to be dealt with at such meeting shall not prevent the meeting from validly dealing with such matter.
8. Waiver of Notice
Any shareholder or duly appointed ~~proxy~~proxyholder of a shareholder may, either before or after the ~~general or special~~ meeting is held, waive the notice of ~~such~~an annual or special meeting, or any irregularity which occurred during such meeting or contained in the notice of meeting. A shareholder’s presence at a meeting, either in person or by proxy, shall constitute a waiver of the notice of such meeting, unless he attends specifically to object to its being held based on the irregularity of its calling. A certificate from the Secretary or any other duly authorized officer of the ~~Company~~Corporation or from the registrar or transfer agent of the ~~Company~~Corporation shall constitute irrefutable proof that a notice was sent to shareholders.
9. Quorum
~~Two~~Subject to provisions of the articles to the contrary, two (2) persons present in person and who are themselves shareholders entitled to vote at such meeting or prox~~i~~yholders for an absent shareholder entitled to vote at such meeting and representing personally or by proxy twenty-five percent (2~~0~~5%) of the issued and outstanding shares of the ~~Company~~Corporation carrying the right to vote at the meeting, shall constitute the required quorum to transact business at any meeting of shareholders. If a quorum is present when the meeting is opened, the shareholders who are in attendance may transact all business at such meeting, notwithstanding the fact that there may not have been a quorum throughout the entire meeting.
10. Adjournment
Whether or not there is a quorum, any meeting of shareholders may be adjourned from time to time by a vote of the majority of the shareholders then present in person or represented by proxy to a date (provided such adjournment is for at least fifteen (15) days) and at the place and time determined by such shareholders without further notice than the announcement made at the meeting, if the meeting is adjourned for less than thirty (30) days. Otherwise, a ~~written or electronic~~ notice of at least twenty-one (21) days from the date of the adjourned meeting must be given ~~of the date of adjournment~~as for an original meeting. Any business that could have been transacted at a meeting prior to its adjournment may also be transacted at the meeting at which there is a quorum, in accordance with the provisions of paragraph 9 of this Article III or the ~~constituting act~~articles, as the case may be.
11. Record Date
The Board of Directors may ~~fix~~set a date ~~preceding~~prior to the date on which a meeting is to be ~~convened~~called or held as the record date for the purpose of determining shareholders entitled to receive notice of or to vote at the meeting, and only those ~~registered~~ shareholders registered on the date so ~~fixed~~set shall be so entitled, notwithstanding any transfer of shares in the registers of the ~~Company~~Corporation between the record date and the date on which the meeting is ~~convened or held.~~called or held. The record date must be not less than twenty-one (21) days and not more than sixty (60) days before the meeting.
The Board of Directors may set a date for the payment of dividends, award of rights or any other form of distribution, as the record date for determining the shareholders entitled to receive such dividend, right or distribution, and only those shareholders registered on the date so set shall be so entitled, notwithstanding any transfer of shares in the registers of the Corporation between the record date and the date the dividend is paid, the rights are granted or the distributions are made.
The Board of Directors may, in addition, fix a record date for the purpose of determining shareholders entitled to participate in a liquidation distribution or for any other purpose that it determines, in accordance with the Act.
12. Voting and Qualification
Unless otherwise prescribed by the Act~~, the Articles~~ or by ~~any other by-law of~~ the ~~Company~~articles, each shareholder shall be entitled to one vote per share held at any meeting of shareholders. The registered shareholders ~~of record being~~who are entitled to vote at a meeting of shareholders and the number of shares held by them shall respectively be determined according to the ~~Company’s shareholders’~~Corporation’s securities register as at the close of business on the record date for the holding of the meeting.
If two (2) or more persons hold shares jointly, th~~os~~e ~~who~~ person attending the meeting of shareholders may, in the absence of the others, vote such shares. However, if two (2) or more co-holders are present or represented by proxy at the meeting and wish to vote thereat, they may only do so as one and the same person. ~~If more than one co-holder is present or represented by proxy, the vote shall be joint and to the same effect.~~

13. Prox~~i~~yholders
Votes may be cast by the shareholder himself or by his ~~proxy~~proxyholder or by one or more substitute prox~~i~~yholders. Any person, whether or not a shareholder of the ~~Company~~Corporation, may carry out the duties of a ~~proxy~~proxyholder and act in the manner, to the extent and in accordance with the instructions set forth in the ~~appointing instrument. A~~ proxy. A proxyholder may also be appointed by a ~~corporation~~legal person holding at least one share of the share capital of the ~~Company~~Corporation carrying the right to vote at the meeting.
Unless otherwise prescribed in the notice of meeting, such proxy shall be provided to the Secretary of the ~~Company~~Corporation at least 24 hours before the meeting.
14. Participation
Any person entitled to attend a shareholders meeting may participate in the meeting by means of equipment enabling all participants to communicate directly with one another if the Corporation makes such equipment available to shareholders. A shareholder participating in a meeting by such means may vote using any equipment made available to shareholders by the Corporation, enabling votes to be cast in a way that allows them to be verified afterwards and protects the secrecy of the vote when a ballot has been requested.
15. ~~14.~~ Chairman of the Meeting
The Chairman of the Board of Directors shall ~~preside~~chair at every meeting of shareholders. In his absence, the Executive Vice-Chairman of the Board of Directors, or in his absence, the President of the ~~Company~~Corporation, or in his absence, any person ~~appointed by the Board of Directors, shall preside~~chosen by shareholders among one of their number, shall chair at such meeting. If the meeting only consists of prox~~i~~yholders, a ~~proxy~~proxyholder elected by the meeting shall then act as chairman.
16. ~~15.~~ Secretary
At every meeting of shareholders, the Secretary of the ~~Company~~Corporation, or in his absence, an Assistant- Secretary, or in the absence of the Secretary and any Assistant-Secretaries, a person ~~designated~~appointed by the Chairman of the meeting, shall act as secretary.
17. ~~16.~~ Resolutions
Unless otherwise prescribed by the Act, the ~~A~~articles or any other ~~by-law~~provision of the ~~Company~~by-laws, all matters submitted to meetings of shareholders, including the election of directors, shall be decided by majority vote.
18. ~~17.~~ Vote by Show of Hands
Unless otherwise prescribed by the Act, ~~any~~all vot~~e~~ing ~~may~~ shall be ~~taken~~conducted by a show of hands at ~~any meeting of~~all shareholders’ meetings, unless a ~~poll is requested. When the Chairman of the meeting declares~~ballot is demanded by a person holding or representing by proxy at least 10% of shares entitled to vote at the meeting. A declaration by the chairman of the meeting that a resolution of the shareholders has been ~~passed~~carried, or ~~passed~~carried unanimously, or by a specified majority, or rejected, and that an entry to th~~is~~at effect ~~is~~has been made in the minutes of the meeting~~, that will be sufficient proof of the passing or rejection of such resolution~~ is, in the absence of any evidence to the contrary, proof of that fact, without it being necessary to prove the number or proportion of the votes ~~cast.~~recorded.
19. ~~18.~~ Vote by Secret Ballot
If the Chairman of the meeting so orders or if another person who also holds or represents by proxy not less than 10% of the shares entitled to vote at the meeting so ~~requests~~demands, voting shall be by secret ballot (either before or immediately after the result of the vote by a show of hands ~~is declared~~). In such instance, the secret ballot shall be held in the manner determined by the chairman of the meeting.
20. ~~19.~~ Scrutineers
The Chairman of the meeting may appoint scrutineers (who may but need not be directors, officers, employees or shareholders of the ~~Company~~Corporation)~~,~~ who shall act according to his instructions.
Article IV — Directors
1. Number
Subject to ~~subsequent amendments in accordance with~~ the provisions of the Act,
1.1 The ~~Company~~Corporation shall be administered by a Board of Directors consisting of a minimum of one (1) member and a maximum of fifteen (15);
1.2 The number of members in office shall be determined from time to time by resolution of the Board of Directors or by ordinary resolution of the shareholders but any reduction in the number of members shall not have the effect of reducing the term of office of the directors in office.
2. Eligibility ~~Requirements~~
Unless otherwise provided for in the ~~constituting act~~articles, a director shall not be required to be a shareholder of the ~~Company~~Corporation. A director shall be at least eighteen (18) years of age but it is not necessary that he be a resident of Canada or Quebec.

3. Election and Term of Office
Unless otherwise ~~prescribed by the Articles or any other by-law of the Company~~provided for in the by-laws, the directors shall be elected by the shareholders at the annual meeting; the outgoing directors may be reelected. Such election shall be by a show of hands unless a ballot is requested in accordance with the provisions of paragraph 1~~8~~9 of Article III.
If the election of the directors does not take place at the annual meeting, it can be held at a subsequent special general meeting duly called for such purpose. The outgoing directors shall remain in office until their successors are elected.
If the articles so provide, the directors may appoint one or more additional directors to hold office for a term expiring not later than the close of the next annual shareholders meeting, but the total number of directors so appointed may not exceed one third of the number of directors elected at the previous annual shareholders meeting.
A director’s mandate ends upon death, resignation, removal or at such time that the director ~~is no longer eligible~~becomes disqualified to act as a director.
4. Vacancies
So long as the directors remaining in office constitute a quorum, they shall be entitled to act even if there is a vacancy on the Board of Directors. The Board of Directors shall also be entitled to elect a new director to fill a seat left vacant ~~seat~~ following the death, resignation, disqualification or removal of a director which has not been filled by the shareholders. The shareholders who are entitled to vote shall also be entitled to elect directors in the case of vacancy at any ~~general~~annual meeting, or at a special general meeting duly called to fill such vacancies. ~~If, due to a vacancy, the number of directors in office is less than a quorum, a special general meeting shall be called in accordance with the provisions of paragraph 2 of Article III of these by-laws.~~
5. ~~Compensation~~Remuneration
The Board of Directors may, from time to time, by resolution of the Board, determine ~~their compensation~~the remuneration of the directors. The directors shall be entitled to be reimbursed for their travel expenses to attend meetings of the Board of Directors or of any committee of the Board of Directors, as well as all ~~other disbursements incurred on Company business~~costs, charges and expenses reasonably incurred in the exercise of their functions.
6. Disqualification
The office of a director shall be vacated ipso facto if the director:
6.1 ceases to be qualified, or
6.2 becomes bankrupt or insolvent or makes a compromise or arrangement with his creditors, or
6.3 is interdicted or is placed under tutorship or curatorship, or
6.4 is of unsound mind, or found incapable by a court of another province or country, or
6.5 is removed from office as set forth below;
but any acts performed in good faith by a disqualified director shall be valid.
7. Resignation
Any director may at any time ~~give~~tender his resignation in writing. Such resignation shall become effective ~~on~~at the ~~later of the date~~time the written resignation is ~~sent to~~received by the ~~Company~~Corporation or the ~~date~~time specified in ~~such~~the resignation~~.~~, whichever is later.
8. Removal from Office
The holders of the majority of the shares of the ~~Company~~Corporation carrying the right to vote may, at any time, at a special general meeting of shareholders duly called for such purpose, remove any director of the ~~Company~~Corporation from office before the end of the director’s term, with or without cause. The director who is to be removed from office shall be informed of the place~~, date~~ and time of the meeting within the same time ~~limit~~ as for the calling of the meeting. He may attend ~~and address~~ the meeting and be heard or, in a written statement read by the ~~Chairman of~~person presiding over the meeting, ~~set forth the reasons for his objection to~~explain why he opposes the resolution ~~calling for~~proposing his removal ~~from office~~.
9. General Powers of Directors
The ~~directors shall, in general, have the power to do all things relating to the control and~~Board of Directors shall exercise all the powers necessary to manage, or supervise the management of, the business and affairs of the ~~Company that is not contrary to the Act or these by-laws~~Corporation.
10. Conflict of Interest
A director shall avoid placing himself in a situation where his personal interest would be in conflict with ~~is~~his obligations as a director of the ~~Company.~~Corporation and shall disclose in the manner set forth in the Act the nature and value of any interest he has in a contract or transaction to which the Corporation is party.

~~A director shall declare forthwith to the Company any interest he has in an enterprise or other entity that may place him in a situation of conflict of interest and any right he may set up against it, indicating their nature and value, if applicable. This declaration of interest shall be recorded in the minutes of the proceedings of the Board of Directors. A general declaration shall be valid so long as the facts remain unchanged and a director need not reiterate such declaration for any specific subsequent transactions.~~
~~11. Contracts with the Company~~
~~A director may, even in carrying on his duties, directly or indirectly, acquire rights in the property of the Company or enter into contracts with the Company, provided that he immediately makes a full disclosure thereof to the Company, indicating the nature and value of the rights he is acquiring, and requests that such disclosure be recorded in the minutes of the proceedings of the Board of Directors or in the written resolution in lieu thereof.~~
Furthermore, a director shall disclose in the manner set forth in the Act any contract or transaction to which the Corporation and (a) an associate of the director, (b) a group of which the director is a director or officer, or (c) a group in which the director or an associate of the director has an interest, are party.
~~A~~As required by the Act, a director who has ~~in~~such an interest ~~in an acquisition of property or in a contract shall, except if required,~~shall abstain from ~~discussing~~participating in deliberations and voting on the ~~question and, if a vote is cast by such director, such vote shall not be counted~~matter. However, this rule shall not apply to matters ~~concerning~~relating to the director’s remuneration ~~or~~, his conditions of employment ~~of~~and other exceptions set forth in the ~~director~~Act.
~~At the request of the Chairman or of any director, the~~The director who has ~~in~~such an interest shall leave the meeting while the Board of Directors ~~discusses~~deliberates and votes on the ~~acquisition~~transaction or ~~the~~ contract in question. The same principle applies to a director who holds an interest in an ~~offer or under~~offeror making a takeover bid for the shares of the ~~Company~~Corporation while the Board of Directors ~~discusses~~deliberates and votes on ~~the~~said bid~~.Neither the Company nor its shareholders may contest the validity of an acquisition of property or a contract involving the Company on the one hand and a director, directly or indirectly, on the other hand, on the sole ground that the director is a party thereto or has an interest therein, provided that the proper declaration referred to above has been made forthwith by such director~~.
11. ~~12.~~ Borrowing
~~The~~Without limiting the powers of the directors under the Act, the directors may from time to time on behalf of the ~~Company~~Corporation:
11.1 ~~12.1~~ borrow money upon the credit of the ~~Company~~Corporation;
11.2 ~~12.2~~ issue, pledge or sell debentures and other securities of the ~~Company~~Corporation at such prices and for such amounts as ~~is~~are deemed appropriate;
11.3 ~~12.3~~ hypothecate or otherwise encumber the immovable and movable property of the ~~Company~~Corporation;
11.4 ~~12.4~~ delegate in whole or in part the aforementioned powers to one or more officers of the ~~Company~~Corporation, to such extent and upon such terms and conditions as are set forth in the resolution respecting the delegation of powers.
Th~~is~~e ~~by-law shall be deemed to supplement but not replace~~ provisions of this paragraph are in addition to those of any borrowing by-law adopted for banking purposes. However, ~~unless otherwise provided in the relevant by-law.~~the provisions of any such borrowing by-law do not have the effect of limiting the directors’ powers under section 115 of the Act nor shall they be interpreted so as to limit their powers thereunder.
Article V — Meetings of the board of directors
1. Regular Meetings
~~The~~Unless it decides otherwise, the Board of Directors shall, without notice, meet immediately after the annual meeting of shareholders and at the same place, or immediately after a special general meeting of shareholders at which directors were elected and at the same place, to elect a Chairman of the Board, ~~to~~ appoint ~~all other~~the officers of the ~~Company~~Corporation and transact ~~all~~any other business.
The Board of Directors may set a day or days in any month for the holding of regular meetings of the Board of Directors, at the place~~, date~~ and time set by the Board. A copy of any resolution of the Board of Directors ~~determining~~setting the place and time of such regular meeting shall be sent to each director immediately after it is passed. No other notice shall be required for any regular meeting except where the Act requires that the purpose ~~of such meetings~~ or the business to be transacted ~~thereat~~at such meetings be specified.
2. Other Meetings
The Board of Directors may meet at any time and at any place and for any purpose whatsoever, ~~if called by~~at the call of the Chairman of the Board, the President of the Corporation or a director, provided that a notice is duly ~~given~~sent to each director, or without notice if all of the directors are present or waive the notice of meeting in writing or by ~~any~~ other, electronic means of communication.

3. Participation
The directors may~~, if they all agree,~~ participate ~~at meetings~~in a meeting of the Board of Directors by ~~any means allowing all of the participants~~such means, particularly by telephone or video-conferencing, as permit all persons participating in the meeting to hear each other~~, such as by telephone or by videoconference~~x They shall then be deemed to have ~~attended~~been present at the meeting.
4. Notices of Meetings
In all instances, a notice shall be deemed to be sufficient if it indicates the ~~day,~~ time and place of the meeting and is sent by any ~~means~~methods of transmission permitted ~~by~~under the Act ~~or~~and the by-laws at least forty-eight (48) hours before the meeting. It shall be sent to the director’s last known business or home address. In the event of an emergency, ~~the~~such time ~~limit~~ shall be ~~reduced~~shortened to twenty-four (24) hours. The notice shall be given by the Secretary or by any other officer designated by the President of the Corporation or the directors. ~~It shall not be necessary that~~To the extent permitted under the Act, the notice need not be signed ~~nor that it mention~~or specify the nature of the ~~questions~~business to be ~~dealt with~~transacted at the meeting.
5. Quorum
~~The~~A majority of the directors ~~who should be~~ in office from time to time shall ~~form~~constitute a quorum at any meeting of the Board of Directors. ~~The quorum~~ Quorum shall ~~be maintained throughout~~exist for the entire meeting~~.If the Company has only one director, such director shall exercise the rights and assume the obligations~~ of the Board ~~of Directors~~.
6. Adjournment
Whether or not there is a quorum, any meeting of the Board of Directors may be adjourned from time to time by a vote of ~~the~~a majority of the directors ~~who are~~ present and ~~be held later without the necessity of giving a new notice.~~ subsequently resumed without the requirement that a new notice be given, if the time and place of the adjourned meeting is announced at the same time as the adjournment. At the ~~recommencement of the~~adjourned meeting, the Board of Directors may validly ~~deliberate~~transact business in accordance with the terms established at the time of the adjournment provided that there is a quorum. The directors who constituted a quorum at the ~~initial~~original meeting do not have to ~~form part of~~constitute the quorum at the ~~re-~~adjourned meeting. If there is no quorum at the ~~re-~~adjourned meeting, the meeting is deemed to have ended at the preceding meeting ~~when~~at which the adjournment was ~~initially declared~~announced.
7. Voting
Subject to ~~these~~the provisions of the Act and the by-laws limiting the right to vote, each director is entitled to one vote. Any matters submitted to a meeting of the directors shall be decided by a majority ~~vote. The vote~~of votes. Voting shall be by show of hands unless a ~~secret~~ ballot is requested by the ~~Chairman of~~person presiding over the meeting or by a director, in which case the vote shall be by ~~secret~~ ballot. If ~~the vote~~voting is by ballot, the ~~S~~secretary of the meeting shall be the scrutineer and shall count the ballots. Voting by proxy is not allowed for meetings of ~~the Board of Directors~~directors.
8. Chairman of the Board
The Chairman of the Board shall preside ~~at~~over all meetings of the Board of Directors. If there is no Chairman of the Board or if he is absent, the meeting shall be chaired by the Executive Vice-Chairman of the Board~~,~~ if there is one~~, failing which~~ or, if there is no Executive Vice-Chairman or if he is absent, by the President of the ~~Company~~Corporation if he is a director or, ~~in his absence~~ if he is not a director or he is absent, by a Vice-President if he is a director. In their absence, any director chosen by the majority of the members of the Board of Directors shall preside ~~at~~over the meeting.
9. Secretary
At any meeting of the directors, the Secretary of the Corporation or, in his absence, an Assistant~~-~~ Secretary, or in the absence of an Assistant~~-~~ Secretary, any person appointed by the ~~Chairman of~~person presiding over the meeting shall act as secretary.
10. Waiver of Notice
Any director may, in writing, waive notice of a meeting of the Board ~~of Directors in writing~~ either before or after the meeting is held. ~~His mere presence~~Attendance of a director at the meeting shall ~~constitute~~be a waiver unless ~~he~~the director attends ~~specifically to object~~for the sole purpose of objecting to the meeting ~~being held based on the irregularity of its~~on the grounds that it was not lawfully call~~ing~~ed.
11. Validity of ~~the~~ Acts of ~~the~~ Directors
Any act by the Board of Directors or by any person acting as a director, even if it is later discovered that there ~~was some~~is an irregularity in the election or appointment ~~of~~ the director or of the person acting as such or ~~that~~a defect in the qualification of one or more members of the Board of Directors ~~was disqualified~~, shall be as valid as ~~though~~if each such person had been duly appointed or elected or ~~was~~were qualified to be a director.

12. Written Resolutions
~~Written resolutions~~Resolutions in writing, signed by all ~~of~~ the directors entitled to vote on such resolutions at meetings of the ~~board, shall~~Board or a committee, have the same ~~value~~force as ~~though~~if they had been ~~adopted~~passed during such meetings. A copy of such resolutions shall be kept with the minutes of the ~~deliberations~~meetings of the ~~board~~Board or the committee in question.
Article VI — Officers
1. Officers
The Board of Directors may~~, by resolution,~~ appoint ~~such~~any officers and any other mandataries as it deems appropriate and determine their titles, functions, powers and remuneration. The same person may hold more than one office. Except for the Chairman of the Board, who must be a director, an officer need not be a director or shareholder of the ~~Company~~Corporation. Each ~~such~~ officer or mandatary may be removed at any time by the Board of Directors. Any officer or mandatary may resign at any time by way of notice to the ~~Company~~Corporation.
Article VII — Committees
1. Committees of Directors
The Board of Directors may ~~appoint~~create a committee or committees of directors, the designation ~~of any such committee being~~and composition of which shall be at the discretion of the Board of Directors, and ~~it~~ may delegate to such committee or committees all ~~of~~ the powers of the Board of Directors except those which, under the Act, must be exercised by the Board of Directors or those which the Board of Directors may expressly reserve for itself. The Board of Directors may, by choosing among its members, fill any vacancy occurring on any of its committees for any reason whatsoever. Members of any Board committee shall have the right to receive for their services ~~such compensation~~the remuneration that the ~~D~~directors may ~~establish~~determine by resolution.
~~3. Audit Committee~~
~~The Board of Directors may also appoint an audit committee consisting of at least three (3) directors all of whom shall respect the applicable rules regarding independence and competency. The members of the audit committee shall remain in office, provided they remain directors, until they are removed from office or their successors are electedCorporation.~~
2. ~~4.~~ Procedure
The meetings of each committee shall be held at the specified time and place ~~specified as convened by~~at the call of the chairman of the committee or, in his absence, ~~by~~of a member of the said committee. Unless otherwise determined by the Board of Directors, each committee shall have the power to determine the quorum provided it is not be not less than ~~the~~a majority of the members, ~~to~~ appoint its chairman and determine its internal procedure. The powers of the committee may be exercised at a meeting at which there is a quorum or by written resolution signed by all of the members entitled to vote on such resolution. The members of any committee may, if ~~they~~ all ~~agree~~the members consent, participate in ~~meetings~~a meeting of such committee by ~~any means allowing all of the participants~~such means, particularly by telephone or teleconferencing, as permit all persons participating in the meeting to hear each other~~, such as by telephone or by videoconference~~. They shall then be deemed to have ~~attended~~been present at the meeting.
Article VIII — Seal
1. Description
The ~~Company shall~~Corporation may possess a seal on which its name shall be engraved. The seal or any amendment thereto shall be adopted by resolution of the directors. It shall be authenticated by the signature of the President or Secretary.
Article IX — Liability of directors, officers and other persons
1. Limitation of Liability
~~Subject to Sections 123.87 and following of~~Within the limits permitted under the Act, no director or officer of the ~~Company~~Corporation shall be ~~responsible~~liable for the ~~deeds, actions~~acts, omissions or default of any other director, officer, ~~agent~~mandatary or employee, ~~nor~~or for any loss, damage or expense ~~sustained~~incurred by the ~~Company~~Corporation due to ~~a title defect or~~an insufficiency ~~in respect~~or deficiency of title to any property acquired by or on behalf of the ~~Company~~Corporation, or the insufficiency of any security in ~~reliance on~~or upon which the ~~Company~~Corporation has invested money, or for any loss or damage ~~resulting~~arising from the bankruptcy, the insolvency or the delictual or quasi-delictual acts ~~by~~of any person, firm or ~~corporation~~group with whom or which moneys, securities or ~~instruments~~effects have been ~~placed~~lodged or deposited or for any other loss, damage or ~~misadventure of any nature that might arise in the performance~~misfortune whatsoever which may happen in the execution of his duties or in ~~connection therewith.~~relation thereto.

2. Indemnification
The ~~Company~~Corporation shall indemnify ~~and hold harmless~~ any director~~s~~ or officer~~s~~ of the ~~Company~~Corporation, any former director~~s~~ or officer~~s~~ of the ~~Company~~Corporation, or any person~~s~~ who acts or ~~have~~ acted at the Corporation’s request ~~of the Company~~ as a director or officer of a body corporate of which the ~~Company~~Corporation is or was a shareholder or creditor, ~~as well as all of the~~and his heirs and legal representatives ~~of such persons, with respect to~~, against all costs, ~~fees,~~charges and expenses ~~and in particular, with respect to all amounts~~reasonably incurred in the exercise of their functions, including an amount paid to settle an action or ~~to satisfy a judgment, reasonably incurred by such person with respect to any civil, criminal or administrative action or any proceedings in respect of which such person became a party due to his being or having been a director or officer of the Company or of such body corporate,~~satisfy a judgment if:
2.1 ~~He~~The person acted ~~honestly~~with honesty and loyalty in ~~good faith in~~ the ~~best interests~~interest of the ~~Company~~Corporation or the aforesaid group; and
2.2 In the case of a ~~criminal or administrative action or an action entailing~~proceeding that is enforced by a monetary ~~sanctions, he~~penalty, the person had reasonable grounds to believe that his conduct was ~~in conformity with the law~~lawful.
Nothing in the present ~~section~~paragraph shall limit the ability of the ~~Company~~Corporation to offer greater indemnities~~.~~, within the limits permitted under the Act.
3. Insurance
Subject to the provisions of the Act, the ~~Company may, on behalf~~Corporation may purchase and maintain, for the benefit of the persons mentioned in paragraph 2 of this Article IX~~, purchase and keep in force~~ and the Corporation’s other mandataries, as well as any other person who acts or acted in such capacity or who, at the Corporation’s request, acts or acted in such capacity for another group, such insurance as may be determined from time to time by the Board of Directors ~~from time to time~~.
Article X — Share capital
1. Certificates and Transfer of Shares
Certificates representing the shares of the ~~Company~~share capital of the Corporation shall bear the signatures ~~or a facsimile of the signatures~~ of the President or a Vice-President and of the Secretary or an Assistant~~-~~ Secretary of the ~~Company~~Corporation. Any certificate bearing a signature of ~~a duly~~an authorized officer ~~is~~shall be valid, notwithstanding that the signatory has since ceased ~~occupying the~~to hold that position.
~~2. Record Date and Closing of Registers~~
~~The Board of Directors may fix a date for the payment of a dividend in accordance with the TSX Policy on the declaration of dividends or such relevant exchange upon which the Company’s securities are listed, the granting of rights or any other form of distribution, as the record date to determine shareholders who are entitled to such dividend, rights or distribution, and only such registered shareholders as at such date shall be entitled thereto, notwithstanding any transfer of shares in the registers of the Company between the record date and the date on which the dividend is paid, the rights are granted or the distributions are made.~~
2. ~~3.~~ Transfer Agents
The Board of Directors may appoint or remove transfer agents or registrars and ~~make by-laws~~adopt provisions governing the transfer of shares and the registration thereof. Any share certificate issued after such appointment must be countersigned by such agents, failing which ~~such~~the certificate shall be invalid.
3. ~~4.~~ Lost, Wrongfully Taken, Mutilated or Destroyed Certificates
In the event ~~of the loss, mutilation or destruction of~~that a share certificate held by a shareholder is lost, wrongfully taken, mutilated or destroyed, the fact of such loss, wrongful taking, mutilation or destruction shall be reported to the ~~Company~~Corporation or transfer agent (if any) by such shareholder with proof by way of an affidavit or a ~~sworn or~~ statutory declaration by the shareholder or other proof that the directors may require concerning ~~the~~such loss, wrongful taking, mutilation or destruction and the circumstances thereof, accompanied by the shareholder’s request ~~for the issuance of~~to have a new certificate ~~to replace~~issued in replacement of the one that was lost, wrongfully taken, mutilated or destroyed. Upon reception by the ~~Company~~Corporation (or if there are one or more transfer agents and registrars, then by the ~~Company~~Corporation and by such transfer agents and registrars or by ~~anyone~~any one of them) of such security (if any) as may be required by the Board of Directors (or by the transfer agents and registrars, if any) in ~~the~~a form approved by the Corporation’s legal counsel ~~for the Company~~, indemnifying the ~~Company~~Corporation (and its transfer agents and registrars, if any) against any loss, damage or costs which the ~~Company~~Corporation and/or the transfer agents and registrars, if any, may incur by issuing a new certificate to the said shareholder, a new certificate may be issued to replace the one that was lost, wrongfully taken, mutilated or destroyed, provided that such issuance is ordered by the President or a Vice-President or the Secretary or Treasurer of the ~~Company~~Corporation then in office or by the Board of Directors.

4. ~~5. Undivided~~Joint Shareholders
If two (2) or more persons are registered as the ~~undivided~~joint holders of any share, the ~~Company~~Corporation shall not be required to issue more than one certificate to such persons, and the delivery of such a certificate to one of such persons shall be sufficient in respect of all such persons. Each such person may give a receipt for the certificate issued to such persons or for any dividends, bonuses, discounts or other moneys payable or purchase rights relating to such share.
5. ~~6.~~ Deceased Shareholders
In the event ~~of the death of~~ a shareholder or one of the ~~undivided holders of shares, the Company~~joint shareholders dies, the Corporation shall not be required to enter any registrations in this regard in the security register ~~of transfers~~ or make any payment of dividends on such shares or other distribution in respect thereof without the prior filing of any documents that may be required ~~by~~under the Act and in ~~compliance~~accordance with the reasonable requirements of the ~~Company~~Corporation and its transfer agent, if any.
Article XI — Fiscal year~~, offices~~ and dividends
1. Fiscal Year
The ~~Company~~Corporation’s fiscal year shall end each year on the last day of the month of December.
~~2. Offices~~
~~The Company may establish offices at any place in Québec, Canada or elsewhere as may be determined by the directors from time to time by resolution.~~
2. ~~3.~~ Dividends
The Board of Directors may, from time to time and in compliance with the Act, declare and pay dividends to the shareholders according to their respective rights.
The directors may declare dividends payable in cash, in assets or in fully paid~~-up~~ shares and pay same to the shareholders according to their entitlement and interest. Any cash dividends shall be paid by cheque or money order sent by mail to the address shown in the registers or, in the case of joint holders, to the address of the holder appearing first in the registers as one of the joint holders of such shares, or by any electronic means deemed acceptable by the Board of Directors. Such cheques or money orders shall be made to the order of the registered holder and, in the case of ~~co-~~joint holders, jointly in the names of all the ~~co-~~joint holders. The sending of such cheques or money orders shall release the ~~Company~~Corporation from any liability for such dividend up to the amount represented by such cheque or money order plus the amount of any taxes deducted or withheld, unless such cheque or money order is not paid upon presentation. No unpaid dividends shall bear interest.
In the event that a cheque or money order representing a dividend amount is not received by the person to whom it was sent as mentioned above, the ~~Company~~Corporation shall issue such person a cheque or money order in replacement of the cheque or money order not received for a similar amount on such conditions regarding indemnification, reimbursement of costs and proof of non-receipt and title as the Board of Directors may prescribe from time to time, in general or in a specific case.
Any dividends unclaimed after a period of six (6) years from the date they were declared payable shall be forfeited and shall revert to the ~~Company.~~Corporation.
Article XII — Negotiable instruments, contracts, voting of shares and interests and judicial declarations
1. Cheques, Bills of Exchange, ~~E~~etc.
All cheques, bills of exchange, promissory notes and other negotiable instruments shall be signed by the person or officer designated by the Board of Directors or any committee or person to whom the Board shall delegate this authority, generally or specifically. Unless a resolution to the contrary is passed by the Board of Directors, all endorsements of cheques, bills of exchange, promissory notes or other negotiable instruments payable to the ~~Company~~Corporation shall be made for collection and deposit to the credit of the ~~Company~~Corporation with a bank or duly authorized depository. Such endorsements may be made by way of a stamp or other device.
2. Contracts, etc.
Any contracts or other documents in writing made in the normal course of the business of the ~~Company~~Corporation and requiring the ~~Company~~Corporation’s signature may be validly signed by the Chairman of the Board, the President of the Corporation, any Vice-President, the Secretary, the Treasurer or the Assistant~~-~~ Secretary ~~of the Company~~, and all contracts or other documents made in writing so signed shall bind the ~~Company~~Corporation, without further formality or authorization. The Board of Directors shall have the power to appoint, by resolution and from time to time, any other officer or any other person to sign contracts or other documents made in writing on behalf of the ~~Company~~Corporation, which authorization may be general or specific. The ~~Company~~Corporation’s seal may, if required, be affixed to such contracts or other documents in writing signed as aforesaid.

3. Voting of Shares and Interests of Other ~~Companies~~ Legal Persons or Other Unincorporated Groups
Unless otherwise decided by the Board of Directors, the Chairman of the Board, the President of the Corporation, any Vice-President, the Secretary, the Treasurer or the Assistant~~-~~ Secretary ~~of the Company~~ shall each have the power and authority, for and on behalf of the ~~Company~~Corporation to:
3.1 Attend, act and vote at any meeting of the shareholders or other holders of interests of any ~~company or~~ corporation, legal person or other group in which the ~~Company~~Corporation may, from time to time, hold shares or other interests and at such meeting he shall be entitled to exercise each and every one of the rights and powers attaching to the ownership of such shares or other interests as though he were the owner thereof; or
3.2 Issue one or more proxies authorizing other persons to act in the manner described above.
The Directors may, from time to time, grant the same powers to any other person.
4. Judicial Declarations
The Chairman of the Board, the President of the Corporation, any Vice-President, the Secretary, the Treasurer or the Assistant~~-~~ Secretary ~~of the Company~~, shall be authorized ~~hereunder~~under this by-law to make, on behalf of the ~~Company~~Corporation, any garnishment declaration, before or after judgment, and to answer any examination on the facts and particulars and other proceedings which may be necessary in any litigation involving the ~~Company;~~Corporation to make any application for dissolution or liquidation, or any petition in bankruptcy against any debtor of the ~~Company~~Corporation and grant powers of attorney in connection with such proceedings; to represent the ~~Company~~Corporation at any meeting of creditors in which the ~~Company~~Corporation has interests to be safeguarded and to vote and make any decisions at such meetings. It shall, however, be in the board’s discretion to appoint, by resolution, any other person for the purpose of representing the ~~Company~~Corporation for the above-mentioned purposes.
~~Article XIII — Revocation~~
~~On the effective date of these general by-laws, By-law No. C-1 hitherto in existence shall be repealed; however, such repeal shall not affect the past application thereof nor the validity of any measures taken, resolutions passed and rights, privileges or obligations created thereunder before their repeal, nor the validity of any contract or undertaking entered into thereunder.~~
Adopted by the board of directors on ~~March 14~~                     , 20~~08~~11.
Ratified by the shareholders on ~~May 8~~                     , 20~~08~~11.